As filed with the Securities and Exchange Commission on May , 2007 Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SIMTROL, INC.

(Name of small business issuer in its charter)

Delaware	3663	58-2028246
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

2200 Norcross Parkway, Suite 255
Norcross, Georgia 30071
(770) 242-7566
(Address and telephone number
of principal executive offices)

Stephen N. Samp
Simtrol, Inc.
2200 Norcross Parkway, Suite 255
Norcross, Georgia 30071
(678) 533-1201
(Name, address and telephone
number of agent for service)

Copies Requested to:
Terry F. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 815-3500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Title of securities to be registered(1)	Proposed maximum amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value per share	19,510,200	$1.40 (1)	$27,314,280	$838.55

(1)
Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act. Based upon the average of the bid and asked prices of the common stock on May    , 2007 as reported on the Over-The-Counter Bulletin Board.

(2)
Pursuant to Rule 416 under the Securities Act, this registration statement covers such indeterminate number of additional shares of common stock issuable upon as may be issued pursuant to anti-dilution provisions of the Series B Convertible Preferred Stock and common stock purchase warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Prospectus

SIMTROL, INC.
9,400,000 Shares of Common Stock Underlying Series B Convertible Preferred Stock
and
10,110,200 Shares of Common Stock Underlying Common Stock Purchase Warrants

This prospectus covers a total of 19,510,200 common shares registered on behalf of selling security holders for resale. These common shares may be issued in connection with the exercise or conversion of warrants and convertible preferred stock owned by the selling security holders. All of the 19,510,200 common shares covered by this prospectus may be sold from time to time by the named selling security holders. We are not selling any of these common shares and will not receive any of the proceeds from their sale. We will receive the proceeds from cash exercises of any of the warrants by the selling security holders.

Our common shares are quoted on the Over-The-Counter Bulletin Board under the symbol “SMRL.” On May 11, 2007, the closing price for our common stock was $1.40.

Our principal executive offices are located at 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 and our telephone number is (770) 242-7566.

This investment involves certain high risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May , 2007.

PROSPECTUS SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

THE COMPANY

We were incorporated under the laws of the State of Delaware on September 19, 1988. From 1990 to 2001, we primarily designed, manufactured, marketed and supported hardware-based command and control systems, including videoconferencing systems. In September 2001 we changed our name from VSI Enterprises, Inc. to Simtrol, Inc.

We design, develop and market Windows-based software solutions that enable the command, control and monitoring of otherwise incompatible electronic devices, particularly corporate audiovisual, which is referred to in this prospectus as AV, assets. Our end-to-end solutions are designed to provide Fortune 1000 corporations, government entities and other end users a cost-effective solution to simplify the automation and integration of AV and information technology, which is referred to in this prospectus as IT, assets.

Over the past five years, we have focused our resources to develop proven software technologies to meet the growing demand for PC-based control systems. The resulting ONGOERTM and OnGuard solutions have the benefit of being less expensive, more customizable, and more compatible with existing technology infrastructure than the hardware-based solutions of our historical competitors, AMX Corporation and Crestron Electronics, Inc. Our solutions also provide easy scalability, as customers only need to add additional PCs or servers to provide additional processing power, rather than purchase large-scale proprietary hardware controllers and touch panels. In addition, much of our sales focus has been in AV meeting rooms of large corporations and government agencies, healthcare, and in law enforcement where there are usually existing PCs, because adding our software to these PCs is a compelling cost savings versus adding closed-architecture hardware. We believe our Windows-based products are very well suited to meet this demand.

THE OFFERING

Securities Offered
19,510,200 shares of common stock, $0.001 par value, including 9,400,000 shares of common stock issuable upon the conversion of 4,700 shares of or Series B Preferred Stock and including 10,110,200 shares of common stock issuable upon the exercise of common stock purchase warrants. See “Selling Security Holders” on page 11.

Selling Security Holders
The selling security holders are identified in this prospectus on page 11 together with the maximum amount of our common shares that each may sell either outright or upon conversion or exercise of rights under their respective warrants or convertible notes. See “Selling Security Holders” on page 11.

Registration Rights	We agreed to file a registration statement and to use our best efforts to cause such registration statement to become effective within 120 days from the sale of securities to the investors. In the event that the effectiveness requirements are not met, we will pay each investor (pro rated on a daily basis), as partial compensation for such failure, and not as a penalty, in the form of common stock, equal to 1.5% of the purchase price of the registrable securities purchased from us and held by such investor for each month (or portion thereof) until the registration statement has been filed or declared effective.

Plan of Distribution
Up to 19,510,200 shares of common stock may be offered and sold by the selling security holders through agents or brokers, which may involve block transactions on the Over-The-Counter Bulletin Board, referred to the in prospectus as the OTCBB, or on other exchanges on which the shares are then listed, pursuant to the rules of the applicable exchanges or the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices; through brokers or agents in private sales at negotiated prices; or by any other legally available means.

Offering Price	At prevailing market prices on the OTBCC or on other exchanges on which the shares are then listed, or at negotiated prices.

Use of Proceeds
We will not receive any funds from the sale of the common stock sold by the selling security holders. We will receive up to $3,791,325 in proceeds from any cash exercise of the warrants currently outstanding and included in this prospectus. We intend to use any such cash proceeds received for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for further developing our products and hiring additional personnel.

Securities Outstanding
We are authorized to issue up to an aggregate of 40,000,000 shares of common stock and 800,000 shares of preferred stock, of which 6,212,306 common shares and 744,664 preferred shares were issued and outstanding at May 11, 2007. If the selling security holders exercise their rights to convert all of the preferred stock and exercise all of their warrants, an additional 19,510,200 common shares, representing all of the shares being registered, will be outstanding.

Risk Factors
An investment in our common shares is highly speculative and any purchasers will suffer substantial dilution per common share compared to the purchase price. We have suffered net losses of $1,462,187 and $1,366,051 for 2006 and 2005, respectively. We anticipate that we will need additional funding. No person should invest in our common shares who cannot afford to risk the loss of his or her entire investment. See “Risk Factors” beginning on page 4.

RISK FACTORS

You should carefully consider the risks described below when evaluating an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties we are presently not aware of or that we currently consider immaterial may also impair our business operations.

If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case the trading price of our common stock could decline significantly.

We have limited resources available to service our existing indebtedness and limited sources of additional working capital.

The degree to which we are leveraged could have important consequences. For example, it could:

•	make it more difficult for us to obtain additional financing for working capital, capital expenditures and other general corporate purposes;

•	place us at a relative competitive disadvantage to our less highly leveraged competitors; or

•	make us more vulnerable to economic downturns.

As we have not been profitable during any year in its history nor has it created positive cash flows from operations, these matters raise substantial doubt about our ability to continue as a going concern. We currently have no credit lines available and must satisfy all of our working capital and capital expenditure requirements from cash provided by operating activities, from external capital sources or from the sale of assets.

Our long-term viability, as well as our ability to meet our future capital commitments, depends on our financial and operating performance, which is subject to, among other things, prevailing economic conditions and to certain other financial, business and other factors beyond our control. We require additional capital or other funding to finance our operations, as we do not generate sufficient cash from operations to sustain our operations. If we are unable to attain sufficient funding, we will not be able to continue to operate. We can not assure you that projected sales will occur and, therefore, that our operating results or other financing activities will be sufficient to meet debt and other obligations and future working capital needs.

We may not be able to achieve or sustain profitability.

After 19 years of operations, we have not reported any profits for a full year of operations and, as of December 31, 2006, we had an accumulated deficit of $65.4 million. We may not be able to achieve or sustain profitability in the future, as sales of our ONGOERTM product have not proven to be sufficient to fund our operations. As a result, we may incur additional losses and negative cash flow from operations for the foreseeable future.

If we fail to secure sufficient capital or fail to create a strong marketing support team, then our efforts to penetrate new markets could fail, resulting in decreased cash flow.

Expanding our presence in the audiovisual command and control market will require capital for further software product development and the creation of new sales channels. The inability to secure sufficient capital or the failure to create a strong sales channel/marketing support organization could result in a failed effort to penetrate these new markets and adversely affect operating results and cash flow.

We depend on purchases from a few significant customers and any loss, cancellation, or reduction of purchases by these customers could harm our business.

We currently sell control and monitoring software and service previously sold videoconferencing systems for a small number of major customers. During the year ended December 31, 2006, approximately 80% of our revenue was from five customers. Further, we do not have long-term contracts with these or any of our other customers, so our customers could stop purchasing our products at any time. The loss of any of our major customers, or any reduction in purchases by these customers, could significantly harm our business.

If we cannot attract, retain, train or manage our key management or technical personnel effectively, our ability to develop and sell new products could be hindered, resulting in a reduction in sales.

Our development, management of our growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. Because we do not have long-term employment agreements with our key management personnel or technical employees, we could lose one or more of our key management or technical personnel, which could result in significant harm to our business. Our future success is also dependent upon our ability to effectively attract, retain, train, motivate and manage our employees and failure to do so could hinder the development and marketing of our products and result in a reduction in sales and our customers could shift their purchases to our competitors.

Fluctuations in our quarterly performance could adversely affect our total revenues and net income levels.

Our revenues have historically occurred predominantly in the third month of each fiscal quarter. Accordingly, our quarterly results of operations are difficult to predict and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. Our total revenues and net income levels could also be adversely affected by:

•	cancellations or delays of orders,

•	changes in customer base or product mix,

•	seasonal patterns of capital spending by customers,

•	delays in purchase decisions due to new product announcements by us or our competitors, and

•	increased competition and reductions in average selling prices.

Our PC-based control system is unproven technology and may not be accepted by the industry.

There is no industry standard for the control of AV systems. Generally, the market is dominated by proprietary, closed-architecture control systems by manufacturers such as AMX, Inc. and Crestron Electronics, Inc. Our open-architecture, PC-based control system, which we believe is superior and provides greater flexibility for end-users than the traditional proprietary systems, is a relatively new technology for the market. Given the relatively short operating history of such PC-based systems, it is impossible to determine at this time whether or not PC-based systems will gain wide acceptance in the marketplace. To increase our sales, we must establish a greater presence in the AV system control market by convincing AV integrators and IT Managers and ultimately end-users, to utilize a PC-based control system rather than the traditional proprietary systems. There can be no assurance that use of PC-based control systems, such as our ONGOERTM , will be accepted by the industry. If the use of PC-based AV control systems is not accepted in the marketplace or if another industry standard is adopted, our projected sales will not materialize, thereby causing potentially poor financial performance.

We rely on third parties for the sale of our products.

Sales of our ONGOERTM and OnGuard products are primarily made through third-party OEMs and AV integrators. Generally, we do not have initial access to the end-users of AV systems in the marketplace and must, therefore, rely on third parties for the distribution and sale of our products. We have entered into dealer agreements with third-party OEM and AV integrators, such as Telaid and IBM Global Services, for the sale of our products. However, such agreements are non-exclusive and such third parties may, therefore, also sell products that directly compete with ours. In addition, such agreements may be terminated at any time. If our relationships with such third-party OEMs and AV integrators were terminated, we would have to seek a new distribution channel for our products, which would potentially have a material adverse effect on our operations.

We may be unable to accurately evaluate our business and to forecast our prospects, which may prevent us from meeting the product demands of our potential customers in a timely manner.

It is difficult to forecast our future revenues accurately and to plan future operating expenses. The revenue and income potential of our products and business are largely unproven. Although proprietary, closed-architecture AV control systems have been sold successfully, the PC-based AV control system is largely unproven. Our ability to license our ONGOERTM software and achieve success will depend on, among other things, the level of demand for PC-based control systems and our capacity to meet demand and performance standards of our prospective clients.

We may not be able to maintain or improve our competitive position because we face intense competition in the AV control system market from existing competitors with far greater technical and financial resources and other companies may enter the marketplace in the future.

Competition in the command and control and video communications markets is intense. In the command and control market, our primary competitors are AMX, Inc. and Crestron Electronics, Inc. We compete with AMX and Crestron on features such as ease of use, scalability and price. Although we feel that our PC-based system is superior to the proprietary systems developed by AMX and Crestron in each of these areas, we do not have the name recognition in the industry that is currently enjoyed by AMX and Crestron, which may result in fewer sales of our products. In addition, both AMX and Crestron have greater financial and personnel resources than we do. Given their market share, resources and reputation, if either or both of these companies choose to develop a PC-based control system, it could have a serious adverse effect on our results of operations. In addition, as use of AV systems becomes more widespread in both businesses and homes, we expect other competitors, some with significantly greater technical and financial resources such as Microsoft Corp., to enter the marketplace. If any such competitors choose to develop their own PC-based control systems, rather than licensing software from us, it could have a serious adverse effect on our sales. If we cannot continue to offer new command and control and videoconferencing products with improved performance and reduced cost, our competitive position will erode. Moreover, competitive price reductions may adversely affect our results of operations.

Our success will depend in part upon our ability to safeguard our proprietary software.

We rely on a combination of patents, copyrights, trade secret laws and licensing agreements to protect the proprietary software that we have developed as part of our business. There can be no assurance that these measures taken by us will provide significant proprietary protection of our intellectual property or that competitors will not be able to legitimately ascertain proprietary information embedded in our products which are not covered by such measures. In such case, we may be precluded from preventing our competitors from making use of such information.

There are no pending lawsuits or claims against us regarding infringement of any existing patents, copyrights or other intellectual property rights of others. There can be no assurance, however, that such infringement claims will not be asserted in the future, nor can there be any assurance, if such claims are made, that we will be able to defend such claims successfully or, if necessary, obtain licenses on reasonable terms. Adverse determinations in any litigation naming us could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from selling our products. The occurrence of any of these events could have a material adverse effect on us.

We will also rely on unpatented or copyrighted trade secrets and propriety know-how. We generally require our employees, consultants, advisors and prospective partners to enter into confidentiality agreements. There is no assurance, however, that these agreements will protect any current or future proprietary information or that others will not gain access to or independently develop similar trade secrets or know-how. Our competitive position and amount of potential future income will depend in part upon our ability to obtain and maintain copyright and other intellectual property protection in various jurisdictions for proprietary technologies, existing products and products we may develop in the future.

If necessary licenses of third-party technology become unavailable to us or become very expensive, it could adversely impact our business.

We currently license technology for use in our ONGOERTM product and may, from time to time, be required to license additional technology from third parties to develop new applications or application enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new applications and application enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could have an adverse effect on our business.

Our success will depend on our ability to adapt to rapid technological change.

The AV industry typically experiences rapid technological change, changing market conditions and customer demands and the emergence of new industry standards and practices that could render our products obsolete. Our future success will substantially depend on our ability to enhance our products and services, develop new services and proprietary technology and respond to technological advances in a timely and cost-effective manner. The development of additional products and other proprietary information entails significant technical and business risk. There can be no assurance that we will succeed in developing and using new technologies or in adapting our technology and systems to meet emerging industry standards and customer requirements. If we are unable, for technical, legal, financial, or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, or if our new products and services do not achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

The lack of a developed trading market may make it difficult to sell our securities.

Our common stock is quoted on the OTCBB. Trading activity in our common stock has fluctuated and at times been limited. We cannot guarantee that a consistently active trading market will develop in the future. A holder of our common stock may find it difficult to dispose of or to obtain quotations as to the market value of our common stock.

The market price for our common stock may be volatile.

The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts’ projections of our performance.

Our common stock is subject to “penny stock” regulations and restrictions on initial and secondary broker-dealer sales.

The Securities and Exchange Commission, which is referred to in this prospectus as the SEC, has adopted regulations which generally define “penny stock” to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Penny stocks are subject to certain additional oversight and regulatory requirements. These requirements may restrict your ability to sell our common stock.

Future sales of our common stock by current shareholders could depress our stock price.

This prospectus covers 19,510,200 shares of our common stock. As of May 11, 2007, there were 6,212,306 shares of common stock issued and outstanding, of which approximately 3,984,250 were freely tradable.

Upon the effectiveness of this registration statement, an additional 19,510,200 shares underlying our Series B convertible preferred stock and warrants will also be freely tradable.

In addition to our registration statement referenced above, the 2,228,056 remaining shares of common stock presently outstanding that are restricted and/or affiliate securities and not included in this prospectus, as well as 4,814,332 shares underlying outstanding warrants and 3,375,025 shares underlying outstanding stock options, may not presently, but may in the future be sold into any public market that may exist for the common stock pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Sales of substantial amounts of this common stock in the public market could adversely affect the market price of our common stock.

In general, under Rule 144 as currently in effect, a person (or group of persons whose shares are aggregated), including our affiliates, can sell within any three-month period, an amount of restricted securities that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or the reported average weekly trading volume during the four calendar weeks preceding the sale; provided at least one year has elapsed since the restricted securities being sold were acquired from us or any of our affiliates and provided further that certain other conditions are also satisfied. If at least two years have elapsed since the restricted securities were acquired from us or an affiliate of us, a person who has not been an affiliate of us for at least three months can sell restricted shares under Rule 144 without regard to any limitations on the amount. Future sales by current shareholders could depress the market price of the common stock in the public market.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “projected,” “intends to” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to economic conditions, changes in laws or regulations, our history of operating losses, demand for our software products and services, newly developed technologies and software, regulatory matters, protection of technology, lack of industry standards, our ability to obtain contracts and licensing sales, the effects of competition and our ability to obtain additional financing. Such factors, which are discussed in “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to consolidated financial statements, could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with undue reliance on any such forward-looking statements, which speak only as of the date made. See “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the resale of any of our common shares offered in this prospectus. We will not receive any of the proceeds from any sale of the shares by the selling security holders. We will receive up to $3,791,325 in proceeds from any cash exercise of the warrants currently outstanding and included in this prospectus, and we intend to use any such cash proceeds received for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for further developing our products and hiring additional personnel. However, due to current market conditions and the fact that the exercise prices for most of these warrants are higher than the current market price for our common stock, it is unlikely that we will receive any funds from the exercise of these instruments.

MARKET FOR OUR COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

Our common stock traded on the Pink Sheets under the symbol “SMOL” from May 22, 2003 to May 6, 2004. From May 7, 2004 to June 17, 2004, our common stock traded on the Pink Sheets under the symbol “SMRL.” On June 18, 2004 our common stock began quotation on the OTCBB under the symbol “SMRL.”

The following table sets forth the quarterly high and low bid quotations per share of common stock on the OTCBB and the Pink Sheets as reported for the periods indicated. These prices also represent inter-dealer quotations without retail mark-ups, markdowns, or commissions and may not necessarily represent actual transactions.

	High	Low
2004
First Quarter	$2.50	$0.70
Second Quarter	$2.60	$0.40
Third Quarter	$3.45	$1.01
Fourth Quarter	$2.50	$0.80
2005
First Quarter	$1.55	$0.65
Second Quarter	$1.30	$0.70
Third Quarter	$1.10	$0.60
Fourth Quarter	$0.75	$0.44
2006
First Quarter	$1.25	$0.51
Second Quarter	$0.75	$0.36
Third Quarter	$0.90	$0.25
Fourth Quarter	$0.51	$0.25

As of April 13, 2007, there were approximately 613 holders of record and in excess of 4,500 beneficial holders of our common stock.

We have never paid cash dividends on our common stock and have no plans to pay cash dividends in the foreseeable future. The policy of our board of directors is to retain all available earnings for use in the operation and expansion of our business. Whether dividends may be paid in the future will depend upon our earnings, capital requirements, financial condition, prior rights of any preferred shareholders and other relevant factors.

SELLING SECURITY HOLDERS

The following table sets forth certain information regarding ownership of our common stock by the selling security holders as of May 11, 2007, including their names and the number of shares of common stock beneficially owned by them and offered pursuant to this prospectus. The selling security holders listed in the table do not necessarily intend to sell any of their shares. We filed the registration statement, which includes this prospectus, due to the registration rights granted to the selling security holders, not because they had expressed an intent to immediately sell their shares. We may from time to time supplement or amend this prospectus, as required, to provide other information with respect to the selling security holders.

Name of Selling Security Holder	Shares Beneficially Owned Before the Offering	Shares Offered Hereby	Transaction Note No.	Shares Beneficially Owned After the Offering	Percentage of Outstanding Shares Beneficially Owned After the Offering

A. John Knapp, Jr	574,937	400,000	(1)	174,937	2.9%
Steven Urvan	536,000	536,000	(1)	0	*
Michael H. Kane	132,000	132,000	(1)	0	*
Chris Zafiroff	200,000	200,000	(1)	0	*
Donald J. Gasgarth	200,000	200,000	(1)	0	*
Matt Ernst	80,000	80,000	(1)	0	*
Victor F. Ferrugia	200,000	200,000	(1)	0	*
Rakesh Ranchod	600,000	600,000	(1)	0	*
Hetesh Ranchod	600,000	600,000	(1)	0	*
Vikas Group, Inc	500,000	500,000	(1)	0	*
Oliver M. Cooper, III	536,000	536,000	(1)	0	*
Carolyn Smith	32,000	32,000	(1)	0	*
Vestal Venture Capital	4,800,000	4,800,000	(1)	0	*
Brian Rosenzweig	40,000	40,000	(1)	0	*
Peter M. Astiz	40,000	40,000	(1)	0	*
Jarrett S. Gorlin	512,000	512,000	(1)	0	*
Rebecca Gorlin	8,000	8,000	(1)	0	*
Timothy A. Desrosiers	8,000	8,000	(1)	0	*
Robert J. Bernstein	8,000	8,000	(1)	0	*
J. Dennis Sanders	20,000	20,000	(1)	0	*
Robert H. McMichael II	20,000	20,000	(1)	0	*
Martin A. and Alison D. Bell	20,000	20,000	(1)	0	*
Maurice and Mary-Ann Laflamme	203,000	200,000	(1)	3,000	*
Gene Hoffman , Jr	40,000	40,000	(1)	0	*
Richard T. Eaton	200,000	200,000	(1)	0	*
Jeffrey K. Zwitter	280,000	280,000	(1)	0	*
Christopher C. Laffey	100,000	100,000	(1)	0	*
John C. Thomas, Jr	40,000	40,000	(1)	0	*
Stephens Investment Holdings LLC	40,000	40,000	(1)	0	*
Arn E. Schoch	32,000	32,000	(1)	0	*
Matthew Miller	32,000	32,000	(1)	0	*
Robert A. Maley	40,000	40,000	(1)	0	*
Marc and Margaret Gorlin	824,000	824,000	(1)	0	*
Ralph Worthington	40,000	40,000	(1)	0	*
Joseph L. Story	40,000	40,000	(1)	0	*
Bruce C. Conway	40,000	40,000	(1)	0	*
Thomas W. D’Alonzo	40,000	40,000	(1)	0	*
Frank M. Bishop	32,000	32,000	(1)	0	*
Frank M. Bishop	32,000	32,000	(1)	0	*
Deborah R. Still	20,000	20,000	(1)	0	*
William Hamilton Jordan	40,000	40,000	(1)	0	*
Alan J. Schaefer	20,000	20,000	(1)	0	*
A. Kreamer Rooke, Jr	20,000	20,000	(1)	0	*
Joseph E. Oder	20,000	20,000	(1)	0	*
Greg Malever	44,000	44,000	(1)	0	*
Craig D. Reamsnyder	136,000	136,000	(1)	0	*
Paul Freischlag, Jr	586,427	586,427	(1)	0	*
Gerald W. Newman, Jr	20,000	20,000	(1)	0	*
William G. Joyce	100,000	100,000	(1)	0	*
Stacy Livingston	60,000	60,000	(1)	0	*
Steve Gorlin	540,000	540,000	(1)	0	*
Robert and Leigh McKelvey	20,000	20,000	(1)	0	*
Triton Holdings International	116,000	116,000	(1)	0	*
Donald B. Gasgarth	1,351,984	1,351,984	(1)	0	*
Richard W. Egan	25,775	20,000	(1)	5,775	*
George E. Diamantis	100,000	100,000	(1)	0	*
James and Mary Hite	100,000	100,000	(1)	0	*
Edward S. Redstone	4,753,162	4,000,000	(1)	753,162	12.5%

* Less than 1 percent.

(1)
We are registering 9,400,000 shares of common stock underlying 4,700 shares of Series B convertible preferred stock. Each share of Series B preferred stock is convertible into 2,000 shares of common stock. We are registering 10,510,200 shares of common stock underlying stock purchase warrants on behalf of 58 private investors who purchased these securities in private placements we conducted during the first quarter of 2007. The warrants are exercisable for three years and five years at the prices of $0.375 per common share.  We received aggregate gross proceeds of approximately $3,525,000 from these private placements.

PLAN OF DISTRIBUTION

This prospectus and the registration statement in which it is included relate to the offer and sale of up to an aggregate of 19,510,200 shares of common stock by the selling security holders. As used in this prospectus, “selling security holders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling security holders may sell some or all of their shares at any time and in any of the following ways. They may sell their shares:

•
To underwriters who buy the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time;

•
Through brokers, acting as principal or agent, in transactions, which may involve block transactions, on the Electronic Bulletin Board, over-the-counter market or on other exchanges on which the shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

•	Directly or through brokers or agents in private sales at negotiated prices; or

•	By any other legally available means.

Selling security holders may pay part of the proceeds from the sale of shares in commissions and other compensation to underwriters, dealers, brokers or agents who participate in the sales.

Certain states may require shares to be sold only through registered or licensed brokers or dealers. In addition, certain states may require the shares to be registered or qualified for sale unless an exemption from registration or qualification is available and complied with.

Total costs related to the filing of this registration statement are estimated to be approximately $25,000.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“The Act”) may be permitted to directors, officers and controlling persons of Simtrol, Inc. pursuant to the foregoing provisions, or otherwise, Simtrol, Inc. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Simtrol, Inc. of expenses incurred or paid by a director, officer or controlling person of Simtrol in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Simtrol, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

MANAGEMENT

Directors and Executive Officers

The names and positions of our directors and executive officers are as follows:

Name	Positions
Richard W. Egan	Director, President and Chief Executive Officer
Larry M. Carr	Director
Dallas S. Clement	Director
Julia B. North	Director
Edward S. Redstone	Director
Adam D. Senter	Director
Thomas J. Stallings	Director
Stephen N. Samp	Chief Financial Officer and Secretary

Richard W. Egan, age 41, has served as a director and our Chief Executive Officer since May 2000. Mr. Egan joined us in June 1995 and served as National Account Manager until July 1996 when he became Regional Sales Director. From February 1998 to June 1999, he served as Executive Vice President of Sales. In June 1999, Mr. Egan was appointed our President.

Stephen N. Samp, age 42, joined us in April 2002 as Chief Financial Officer and Secretary. From February 2001 until March 2002 he served as an independent financial consultant. From March 1998 to February 2001 he served as Vice President, Chief Financial Officer and Secretary of eOn Communications (NASDAQ:EONC), a provider of unified voice, e-mail and Web-based communications systems and software.

Board Composition

The Company’s by-laws provide that the board of directors shall consist of not less than three nor more than seven members, the precise number to be determined from time to time by the board of directors. The board of directors has set the number of directors at seven, each serving a one-year term. The board presently consists of Larry M. Carr, Dallas S. Clement, Richard W. Egan, Julia B. North, Edward S. Redstone, Adam D. Senter, and Thomas J. Stallings. All members of the board of directors, with the exception of Mr. Egan, are independent, as defined in Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market, Inc. The following biographical information is provided regarding these directors:

Larry M. Carr, age 63, has served as a director since June 1994 and as Chairman of the board since January 1998. Mr. Carr founded Nursefinders, Inc., a temporary services company in the healthcare industry, in 1974. Although Adia Services, Inc., acquired Mr. Carr’s interest in this company, Mr. Carr still owns and operates numerous Nursefinders franchises and assists in the administration and management of several other franchises through an entity known as Management Services, Inc. Mr. Carr was Chairman of the Board of Northwest National Bank, located in Arlington, Texas, and is a director of Mobility Electronics, Inc., of Scottsdale, Arizona, which designs, develops and markets connectivity and remote peripheral interface technology and products and is a director of several privately held companies, including OHA Financial, Inc., Trinity Airweighs, LLC and Computerized Healthcare, Inc.

Dallas S. Clement, age 42, has served as a director since April 2001. Mr. Clement has served as Senior Vice President, Strategy and Development for Cox Communications, Inc. since August 2000. Prior to that, he served as Vice President and Treasurer of Cox from January 1999 to July 2000. Mr. Clement joined Cox in 1990 as a Policy Analyst and was promoted to Manager of Investment Planning in January 1993, Director of Finance in 1994, and Treasurer in 1996. From April 1995 to December of 1996, Mr. Clement served as Assistant Treasurer for Cox Enterprises, Inc. and Cox.

Julia B. North, age 59, has served as a director since October 1997. Ms. North served as our President and Chief Executive Officer from October 1997 until June 1999 and is now retired. Ms. North is a director of Acuity Brands, Inc., a maker of lighting equipment and specialty products, and Community Health Systems, Inc., which is a provider of general hospital healthcare services in non-urban areas of the United States.

Edward S. Redstone, age 78, has served as a director since July 1996. Mr. Redstone has been a private investor since 1994. From 1984 to 1994, he served as Chairman of the Board of Martha’s Vineyard National Bank. Mr. Redstone was a co-founder of National Amusements, which, among other things, is the controlling stockholder of Viacom. Mr. Redstone also founded First Bancorporation.

Adam D. Senter, age 50, has served as a director since January 2005. Mr. Senter began his 19-year career with IBM, which spanned from 1981 to 2000, in sales and marketing, with special emphasis in training, multimedia, and healthcare solutions. Included among his successes are conceiving and implementing a global sales strategy that produced profitable growth in an underperforming segment. Mr. Senter served as the Executive Vice President and Group President at Provant, Inc. from 2000 to 2003, where he reversed a large EBIT loss situation while upgrading organizations, personnel and processes, and sold four businesses while protecting the interests of the stakeholders. Mr. Senter has served as chairman of Keowee Partners LLC, a real estate company in South Carolina, since 2003.

Thomas J. Stallings, age 59, has served as a director since January 2005. Mr. Stallings is currently CEO of Internet Commerce Corporation (NASDAQ:ICCA), a provider of internet-based e-commerce solutions, which he joined in 2003. Mr. Stallings began his 23- year career at the IBM Corporation, which spanned from 1972 to 1995, in sales. He progressed through positions of increasing responsibility. For the last four years of his tenure he was the General Manager for a $500 million PC Direct business unit. In 1995 and 1996 he was an area Vice President with Oracle. For the last seven years he has been involved in the management of venture capital backed technology companies, all of which were successfully sold to larger organizations. He was the President and Chief Operating Officer of CoreHarbor, from October 2002 to June 2003 where his efforts lead to the effective merger between CoreHarbor and USinternetworking Inc. From 1999 to 2002, he served as President and CEO of Cambar Software Inc. and was successful in completing a sale of the company to a private investor group in November 2002. From 1997 to 1999, he served as President and CEO of Analytika, Inc. were he successfully grew this early stage software development firm that was acquired in late 1999 by Dendrite International.

No Family Relationships Among Directors and Officers

There are no family relationships between any of our directors and/or executive officers.

EXECUTIVE COMPENSATION

Compensation of Officers

Our executive officers do not have written or unwritten employment agreements and serve at the will of the board of directors. Neither executive officer had a written or unwritten bonus plan during 2006. Each were granted a non-qualified stock option grant to acquire 15,000 shares on August 24, 2006, in accordance with our 2002 Stock Option Plan, with exercise prices equal to the fair value of our common stock on that date and four-year vesting period, with vesting occurring on the anniversary date of the grant at the rate of 25% annually.

The following table provides certain summary information for 2006 concerning compensation paid or accrued by us to or on behalf of our executive officers:

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Option Awards ($)	Total ($)
Richard Egan - President and Chief Executive Officer	2006	$137,800	$41,719(1)	$179,519
Stephen Samp - Chief Financial Officer	2006	$121,900	$35,494(1)	$157,394

(1)
The Company implemented FAS 123R in the first quarter of 2006. The statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123R, share-based payment awards result in a cost that will be measured at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. The Company uses historical data to estimate option exercises and employee terminations within the valuation model and historical stock prices to estimate volatility.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Richard Egan	125			$55.00	12/29/2007
	1,250			$28.72	6/16/2008
	1,250			$10.00	12/21/2008
	7,500			$4.70	1/4/2010
	7,500			$40.00	12/31/2010
	4,000		1,000(1)	$4.80	5/5/2012
	1,000			$2.00	7/24/2012
	7,500			$2.40	6/5/2013
	33,330		16,670(2)	$2.00	6/20/2014
	12,500		37,500(3)	$0.90	7/20/2015
	12,500		37,500(4)	$0.55	11/7/2015
			15,000(5)	$0.48	8/23/2016
Stephen Samp	2,400		600(6)	$4.80	5/5/2012
	1,000			$2.00	7/24/2012
	3,600			$2.40	6/5/2013
	30,000		15,000(7)	$2.00	6/20/2014
	11,250		33,750(8)	$0.90	7/20/2015
	11,250		33,750(9)	$0.55	11/7/2015
			15,000(10)	$0.48	8/23/2016

(1)	Vesting date of July 6, 2007.

(2)	Vesting date of June 21, 2007.
(3)	Vesting dates of July 21, 2007, July 21, 2008, and July 21, 2009 (12,500 each date).
(4)	Vesting dates of November 8, 2007, November 8, 2008, and November 8, 2009 (12,500 each date).
(5)	Vesting dates of August 24, 2007, August 24, 2008, August 24, 2009, and August 24, 2010 (3,750 each date).
(6)	Vesting date of July 6, 2007.
(7)	Vesting date of June 21, 2007.
(8)	Vesting dates of July 21, 2007, July 21, 2008, and July 21, 2009 (11,250 each date).
(9)	Vesting dates of November 8, 2007, November 8, 2008, and November 8, 2009 (11,250 each date).
(10)	Vesting dates of August 24, 2007, August 24, 2008, August 24, 2009, and August 24, 2010 (3,750 each date).

Director Compensation

We do not presently provide any cash compensation to directors for their services as directors. Each of our non-employee directors receives an automatic grant of options to purchase 15,000 shares of our common stock each year under the terms of our stock option plans. Each director is reimbursed for travel and other expenses incurred in connection with the performance of his or her duties. The board of directors has authorized us to pay fees to the members of our board of directors for their attendance at board and committee meetings, as follows: (i) $1,000 for each board meeting attended in person, (ii) $500 for each board meeting attended by telephone conference, and (iii) $200 for each committee meeting attended in person or by telephone conference. These fees are paid as of the last day of each fiscal quarter, in shares of our common stock, with such shares valued based on the most recent closing trading price of our common stock on the Over-the-Counter Bulletin Board as of the last day of each fiscal quarter.

Additionally, all new non-employee directors receive a one-time grant of an option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of the stock on the date of the grant. The options expire, unless previously exercised or terminated, ten years from the date of the grant.

DIRECTOR COMPENSATION

Name	Stock Awards ($)	Option Awards ($)	Total ($)
Larry Carr	$7,500	$147,449(1)	$154,949
Edward Redstone	$500	$147,449(2)	$147,949
Julia North	$6,300	$3,456(3)	$9,756
Dallas Clement	$7,300	$3,456(4)	$10,756
Adam Senter	$8,100	$3,456(5)	$11,556
Thomas Stallings	$6,400	$3,456(6)	$9,856

(1)	Aggregate options of 374,375 shares outstanding at December 31, 2006.
(2)	Aggregate options of 364,875 shares outstanding at December 31, 2006.
(3)	Aggregate options of 55,875 shares outstanding at December 31, 2006.
(4)	Aggregate options of 48,500 shares outstanding at December 31, 2006.
(5)	Aggregate options of 55,000 shares outstanding at December 31, 2006.
(6)	Aggregate options of 55,000 shares outstanding at December 31, 2006.

Stock Option Plans

1991 Stock Option Plan. The 1991 Stock Option Plan as amended by our stockholders, provides for the grant of options to purchase up to an aggregate of 366,206 shares of our common stock. Under the terms of the 1991 Plan, the stock option committee of the board of directors may grant options to purchase shares of common stock to our officers, directors and employees and to those of our subsidiaries. The right to grant additional options under this plan expired in August 2001. Therefore, no additional grants of options will be made under this plan. At December 31, 2006, options to purchase 45,325 shares of common stock were outstanding under the 1991 Plan.

2002 Stock Option Plan. In June 2002 our shareholders approved the adoption of the 2002 Stock Option Plan for the Company’s and its wholly owned subsidiaries’ officers, directors, employees, and consultants. The 2002 Plan originally provided for the grant of options to purchase up to an aggregate of 250,000 shares of our common stock. On April 22, 2004, shareholders approved an increase in the number of shares reserved under the 2002 Plan to 750,000. On November 8, 2005, the board of directors approved an increase in the number of shares reserved under our 2002 Plan to 1,250,000. On June 26, 2006, the board of directors approved an increase in the number of shares reserved under our 2002 Plan to 2,500,000. On January 28, 2007, the compensation committee of the board of directors approved an increase in the number of shares reserved under our 2002 Plan to 4,000,000. Under the terms of the 2002 Plan, the stock option committee of the board of directors may grant options to purchase shares of common stock to our officers, directors and employees, and to those of the Company’s subsidiaries. At December 31, 2006, options to purchase 1,729,700 shares of common stock were outstanding under the 2002 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information as of May 11, 2007 with respect to ownership of our outstanding common stock by (i) each of our directors and executive officers, (ii) all of our directors and executive officers, as a group and (iii) all persons known to us to own beneficially more than 5% of the outstanding shares of our common stock:

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Outstanding Shares

Larry M. Carr	1,363,504 (2)	20.0%
Julia B. North	74,845 (3)	1.2%
Edward S. Redstone	5,879,424 (4)	51.9%
Richard W. Egan	134,442 (5)	2.1%
Dallas S. Clement	128,332 (6)	2.0%
Adam D. Senter	83,014 (7)	1.4%
Thomas J. Stallings	78,224 (8)	1.3%
A. John Knapp, Jr.	847,815 (9)	12.3%
Stephen N. Samp	98,100 (10)	1.6%
Frederick G. Wedell	505,055 (11)	7.8%
W. Cobb Hazelrig	605,055 (12)	9.2%
Glen E. Murer	575,587 (13)	8.7%
Herbert Arnold and Leslie Duke	485,096 (14)	7.4%
Vikas Group, Inc.	1,703,944 (15)	21.5%
Hetesh Ranchod	600,000 (16)	8.8%
Rakesh Ranchod	600,000 (17)	8.8%
Triton Business Development Services	571,300 (18)	9.2%
Donald B. Gasgarth	1,351,984 (19)	17.9%
Paul Freischlag, Jr.	586,427 (20)	8.6%
Vestal Venture Capital	4,800,000 (21)	43.6%
Marc and Margaret Gorlin	824,000 (22)	11.7%
Oliver M. Cooper III	536,000 (23)	7.9%
Steve Gorlin	540,000 (24)	8.0%
Jarrett Gorlin	520,000 (25)	7.7%
All directors and executive officers as a group (8 persons)	7,839,885	63.1%

* Less than 1% of outstanding shares.

(1)
Except as otherwise indicated, each person named in this table possesses sole voting and investment power with respect to the shares beneficially owned by such person. “Beneficial ownership,” determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, includes shares for which an individual, directly or indirectly, has or shares voting or investment power and also includes options that are exercisable within 60 days.

(2)
Consists of 731,101 shares held directly, 374,000 shares of common stock subject to stock options that are exercisable within 60 days, and 241,736 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 16,667 shares held in the name of OHA Financial, of which Mr. Carr serves as Chairman of the Board; Mr. Carr disclaims beneficial ownership of these shares. Mr. Carr’s business address is 2200 Norcross Parkway, #255, Norcross, Georgia 30071.

(3)	Consists of 19,345 shares held directly and 55,500 options that are exercisable within 60 days.

(4)
Consists of 752,099 shares held directly, 364,500 shares subject to stock options that are exercisable within 60 days, 2,761,762 shares issuable upon the exercise of warrants, 2,000,000 shares issuable subject to conversion of certain convertible preferred stock and 63 shares owned by Mr. Redstone’s spouse. Mr. Redstone’s business address is 222 Merrimack Street, Suite 210, Lowell, MA 01852.

(5)
Consists of 5,775 shares held directly, 10,000 shares issuable upon the exercise of warrants, 10,000 shares issuable subject to conversion of certain convertible preferred stock, and 108,667 options that are exercisable within 60 days.

(6)	Consists of 56,780 shares owned directly, 23,052 shares issuable upon exercise of warrants, and 48,500 shares subject to stock options that are exercisable within 60 days.

(7)	Consists of 28,014 shares held directly and 55,000 options that are exercisable within 60 days.

(8)	Consists of 23,224 shares held directly and 55,000 options that are exercisable within 60 days.

(9)
Consists of 146,913 shares owned directly, 295,002 shares of common stock subject to presently exercisable common stock purchase warrants, and 333,336 shares subject to conversion of certain convertible preferred stock. Also includes 28,024 shares owned by Andover Group, Inc., 44,540 shares issuable upon the exercise of warrants that are exercisable within 60 days by Andover Group. Mr. Knapp is Chief Executive Officer and majority shareholder of Andover Group, Inc. Mr. Knapp’s business address is 910 Travis Street, Suite 2205, Houston, TX 77002.

(10)	Consists of 98,100 shares of common stock subject to stock options that are exercisable within 60 days.

(11)
Consists of 50,000 shares of common stock held directly and 50,000 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 151,685 common shares and 253,370 shares of common stock subject to presently exercisable common stock purchase warrants held in the name of W&H Investment, of which Mr. Wedell is a principal.

(12)
Consists of 50,000 shares of common stock held directly and 50,000 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 151,685 and 50,000 common shares and 253,370 and 50,000, shares of common stock subject to presently exercisable common stock purchase warrants held in the name of W&H Investment and Hazelrig Family Partnership, LLP, respectively, of which Mr. Hazelrig is a principal.

(13)
Consists of 132,294 shares of common stock held directly, 66,668 shares of common stock subject to presently exercisable common stock purchase warrants, and 266,672 shares subject to conversion of certain convertible preferred stock. Also includes 26,613 shares owned by Operation Dogbone, LLC, 16,668 shares issuable upon the exercise of warrants that are exercisable within 60 days by Operation Dogbone, and 66,672 shares issuable subject to conversion of certain convertible preferred stock. Mr. Murer is the majority shareholder of Operation Dogbone, LLC. Operation Dogbone LLC’s business address is 201 Armour Dr. NE, Atlanta, GA 30324.

(14)
Consists of 126,754 shares of common stock held directly, 102,342 shares of common stock subject to presently exercisable common stock purchase warrants, and 256,000 shares subject to conversion of certain convertible preferred stock. The Duke’s business address is 12818 Glen Rd., Potomac, MD 20878.

(15)
Consists of 765,976 shares of common stock subject to presently exercisable common stock purchase warrants and 937,968 shares subject to conversion of certain convertible preferred stock. Vikas Group’s business address is 5960 Wild Timber Rd., Sugar Hill, GA 30518.

(16)
Consists of 300,000 shares of common stock subject to presently exercisable common stock purchase warrants and 300,000 shares subject to conversion of certain convertible preferred stock. Mr. Ranchod’s business address is 5960 Wild Timber Rd., Sugar Hill, GA 30518.

(17)
Consists of 300,000 shares of common stock subject to presently exercisable common stock purchase warrants and 300,000 shares subject to conversion of certain convertible preferred stock. Mr. Ranchod’s business address is 5960 Wild Timber Rd., Sugar Hill, GA 30518.

(18)	Consists of 571,300 shares of common stock held directly. Triton’s business address is Wilton Center, Suite 270, 515 E. Crossville Rd., Roswell, GA 30075.

(19)
Consists of 751,984 shares of common stock subject to presently exercisable common stock purchase warrants and 600,000 shares subject to conversion of certain convertible preferred stock. Mr. Gasgarth’s business address is Wilton Center, Suite 270, 515 E. Crossville Rd., Roswell, GA 30075.

(20)
Consists of 318,427 shares of common stock subject to presently exercisable common stock purchase warrants and 268,000 shares subject to conversion of certain convertible preferred stock. Mr. Freischlag’s business address is Wilton Center, Suite 270, 515 E. Crossville Rd., Roswell, GA 30075.

(21)
Consists of 2,400,000 shares of common stock subject to presently exercisable common stock purchase warrants and 2,400,000 shares subject to conversion of certain convertible preferred stock. Vestal Venture Capital’s business address is 6471 Enclave Way, Boca Raton, FL 33496.

(22)
Consists of 412,000 shares of common stock subject to presently exercisable common stock purchase warrants and 412,000 shares subject to conversion of certain convertible preferred stock. The Gorlin’s business address is 950 East Paces Ferry Road, Suite 2860, Atlanta, GA 30326.

(23)
Consists of 268,000 shares of common stock subject to presently exercisable common stock purchase warrants and 268,000 shares subject to conversion of certain convertible preferred stock. Mr. Cooper’s business address is Wilton Center, Suite 270, 515 E. Crossville Rd., Roswell, GA 30075.

(24)
Consists of 270,000 shares of common stock subject to presently exercisable common stock purchase warrants and 270,000 shares subject to conversion of certain convertible preferred stock. Mr. Gorlin’s business address is 1234 Airport Rd. Suite 105, Destin, FL 32541.

(25)
Consists of 260,000 shares of common stock subject to presently exercisable common stock purchase warrants and 260,000 shares subject to conversion of certain convertible preferred stock. Mr. Gorlin’s business address is 34 Peachtree Street, Suite 1000, Atlanta, GA 30303.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized by our certificate of incorporation to issue an aggregate 40,800,000 shares of capital stock, including 40,000,000 shares of common stock, $0.001 par value per share, of which 6,212,306 were issued and outstanding as of May 11, 2007, and 800,000 shares of preferred stock, $0.00025 par value per share, of which 744,664 shares of Series A Preferred Stock and 4,700 shares of Series B Preferred Stock were outstanding as of May 11, 2007.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to the rights and preferences of the holders of any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as are declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, holders of common stock have the right to a ratable portion of assets remaining after our payment of all debts and other liabilities, subject to the liquidation preferences, if any, of the holders of any outstanding preferred stock. Holders of common stock have neither preemptive rights nor rights to convert their common stock into any other securities and are not subject to future calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock may be subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate and issue in the future.

Preferred Stock

The Certificate of Designation establishing the terms of the Series A Convertible Preferred Stock includes the following terms:

•	an 8% face value noncumulative coupon, payable semi-annually in cash or common stock of the Company;

•	pre-emptive rights for holders of the Company's Series A Convertible Preferred Stock;

•	a redemption feature whereby the Series A Convertible Preferred Stock is callable at $3.75 per share at the option of the Company;

•
a mandatory conversion feature whereby the Series A Convertible Preferred Stock is automatically converted to common stock of the Company in the event that the bid price of the Company's common stock closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Company's common stock is equal to or greater than $150,000;

•	the Holder may convert one share of the preferred stock into four shares of common stock at any time and without limitation; and

•
without approval of a majority of the Series A Preferred Stock Holders, the Company cannot incur debt in excess of an aggregate of $1.5 million outside of trade debt in the normal course of business and debt collateralized by accounts receivable; and

•	Series A Convertible Preferred shares have full voting rights on an “as converted” basis; and

•
If the Corporation or any Subsidiary thereof, as applicable, at any time while this Series A Preferred Stock is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, or grant any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than $0.375 per share of common stock (such lower price, the “Base Conversion Price” and such issuances collectively, a “Dilutive Issuance”), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than $0.375, a Dilutive Issuance shall be deemed to have occurred), then the Conversion Price shall be reduced to equal the weighted average of ((the Stated Value/2)/the Base Conversion Price) and ((the Stated Value/2)/$0.375), based on the number of shares issued in the Dilutive Issuance and the number of common shares represented by the then outstanding Series A Preferred stock, on an as-converted basis.

The Certificate of Designation establishing the terms of the Series B Convertible Preferred Stock includes the following terms:

•  a 12% face value noncumulative coupon, payable semi-annually in cash or common stock of the Company;

•  pre-emptive rights for holders of the Company's Series B Convertible Preferred Stock;

•  a redemption feature whereby the Series B Convertible Preferred Stock is callable at $1,875 per share at the option of the Company;

•  a mandatory conversion feature whereby the Series B Convertible Preferred Stock is automatically converted to common stock of the Company in the event that the bid price of the Company's common stock closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Company's common stock is equal to or greater than $150,000;

•   the Holder may convert one share of the preferred stock into shares of common stock at any time and without limitation at the rate of the Stated Value of the Series B ($750) divided by the Conversion Price (currently $0.375/share) (currently one share Series B converts to 2,000 shares common); and

•   without approval of a majority of the Series B Preferred Stock Holders, the Company cannot incur debt in excess of an aggregate of $1.5 million outside of trade debt in the normal course of business and debt collateralized by accounts receivable; and

•   Series B Convertible Preferred shares have full voting rights on an “as converted” basis; and

•   If the Corporation or any Subsidiary thereof, as applicable, at any time while this Series B Preferred Stock is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, or grant any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than $0.375 per share of common stock (such lower price, the “Base Conversion Price” and such issuances collectively, a “Dilutive Issuance”), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than $0.375, a Dilutive Issuance shall be deemed to have occurred), then the Conversion Price shall be reduced to equal the weighted average of ((the Stated Value/2)/the Base Conversion Price) and ((the Stated Value/2)/$0.375), based on the number of shares issued in the Dilutive Issuance and the number of common shares represented by the then outstanding Series B Preferred stock, on an as-converted basis.

Registration Rights

The subscription agreement for the Series B Preferred Stock private placement included registration rights pursuant to which we agreed to prepare and file with the SEC, a registration statement under the Securities Act, at our sole expense, so as to permit a non-underwritten public offering and resale of our common stock and shares of our common stock issuable upon the exercise of the securities under the Securities Act, referred to in this prospectus as registrable securities, by the investors that purchase securities in the offering as selling stockholders and not as underwriters. We agreed to use our best efforts to cause such registration statement to become effective within 120 days of the date of the sale of the securities to the investor or, if earlier, within five (5) business days of SEC clearance to request acceleration of effectiveness. The number of shares designated in the registration statement to be registered shall include all of the registrable securities and shall include appropriate language regarding reliance upon Rule 416 to the extent permitted by the SEC. The Company will notify the Investor of the effectiveness of the Registration Statement within five (5) business days of such event.

Except as otherwise provided in the subscription agreement, we will use our reasonable best efforts to maintain effectiveness under the Act of the registration statement or any post-effective amendment thereto until the earlier of (i) the date that all of the registrable securities have been sold pursuant to such registration statement, (ii) the date all registrable securities have been otherwise transferred to persons who may trade such shares without restriction under the Act, and the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend, or (iii) the date all securities may be sold at any time, without volume or manner of sale limitations pursuant to Rule 144(k) or any similar provision then in effect under the Securities Act in the opinion of counsel to us, which counsel shall be reasonably acceptable to the investor.

In the event that the registration statement to be filed by us is not declared effective by the SEC within the earlier of 120 days from the date of the sale of the Securities or five (5) days of clearance by the SEC to request effectiveness, then we will pay investor (pro rated on a daily basis), as partial compensation for such failure and not as a penalty, 1.5% of the purchase price of the registrable securities purchased from us and held by the investor for each month (or portion thereof) until such registration statement has been filed or declared effective or lapsed effectiveness. Such compensatory payments shall be made to the Investor in cash, within five (5) calendar days of demand, provided, however, that the payment of such amounts shall not relieve the Company from its obligations to register the Securities pursuant to this Section.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of Delaware General Corporation Law, our certificate of incorporation and our bylaws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by stockholders.

Quorum Requirements; Removal of Directors. The Delaware General Corporation Law provides for a minimum quorum of a majority in voting power of the outstanding shares of our capital stock entitled to vote. Our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote at any annual or regular election of directors.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulative votes in the election of directors, unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not allow cumulative voting for directors.

Calling of Special Meeting of Stockholders Our bylaws provide that a special meeting of our stockholders may be called only by our President, a Vice President, the board of directors, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice of their proposal in writing to the chairperson of our nominating and corporate governance committee in writing. To be timely, a stockholder’s notice must be submitted not later than: (1) with respect to an election to be held, or proposal to be considered, at an annual meeting of stockholders, the latest date upon which stockholder proposals must be submitted to us for inclusion in our proxy statement related to such meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before a meeting of stockholders or make nominations for directors at a meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty to the Company or its shareholders;

•	for acts or omissions not in good faith involving intentional misconduct or knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); and

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, whose address is 730 Peachtree St, Suite 840 Atlanta, Georgia 30308.

BUSINESS

History

We were incorporated under the laws of the State of Delaware on September 19, 1988. From 1990 to 2001, we primarily designed, manufactured, marketed and supported hardware-based command and control systems, including videoconferencing systems. In September 2001 we changed our name from VSI Enterprises, Inc. to Simtrol, Inc.

General

We design, develop and market Windows-based software solutions that enable the command, control and monitoring of otherwise incompatible electronic devices, particularly corporate AV assets. Our end-to-end solutions are designed to provide Fortune 1000 corporations, government entities and other end users a cost-effective solution to simplify the automation and integration of AV and IT assets.

Over the past five years, we have focused our resources to develop proven software technologies to meet the growing demand for PC-based control systems. The resulting ONGOERTM and OnGuard solutions have the benefit of being less expensive, more customizable, and more compatible with existing technology infrastructure than the hardware-based solutions of our historical competitors, AMX Corporation and Crestron Electronics, Inc. Our solutions also provide easy scalability, as customers only need to add additional PCs or servers to provide additional processing power, rather than purchase large-scale proprietary hardware controllers and touch panels. In addition, much of our sales focus has been in AV meeting rooms of large corporations and government agencies, healthcare, and in law enforcement where there are usually existing PCs, because adding our software to these PCs is a compelling cost savings versus adding closed-architecture hardware. We believe our Windows-based products are very well suited to meet this demand.

Our principal executive offices are located at 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 and our telephone number is (770) 242-7566.

Recent Developments

On February 15, 2006, we formed a joint venture with Integrated Digital Systems, LLC, referred to as IDS, an integrator based in Livonia, Michigan, to develop and sell a judicial arraignment software solution based on the success of a deployment in Oakland County, Michigan. The new joint venture, Justice Digital Solutions L.L.C., a Michigan limited liability company, referred to as JDS, was headquartered in Michigan, with its development staff and testing center located in Norcross, Georgia.

Under the JDS operating agreement, IDS and we each owned fifty percent of JDS.

IDS contributed to JDS all of IDS’ interest in a software license agreement between IDS and the County of Oakland, Michigan Constitutional Corporation, including the exclusive worldwide rights to copy, modify, market, distribute, and sublicense the software developed pursuant to the software license agreement (the “OakVideo Software”). Simtrol contributed to JDS a non-exclusive, worldwide, royalty-free license to integrate, copy, modify, market, distribute and sublicense Simtrol’s ONGOER and OnGuard software for use with and into the OakVideo Software, and Simtrol transferred to JDS any and all exclusive worldwide rights to copy, modify, market, distribute, and sublicense certain digital court recording software under development by us. JDS initially launched a judicial arraignment solution, called Curiax ArraignerTM, based on the integration of our products with the OakVideo Software during 2006.

On November 28, 2006, we signed an agreement to acquire an additional 50% membership interest in JDS from IDS. Following the acquisition the Company owns 100% of JDS.

In partial consideration for the transfer of the membership interest in JDS from IDS to us, we will issue 500,000 restricted shares of our common stock to IDS according to the following installment schedule:

•	200,000 restricted common shares of our capital stock to IDS on November 28, 2006;

•	100,000 restricted common shares of our capital stock to IDS on November 22, 2007;

•	100,000 restricted common shares of our capital stock to IDS on November 22, 2008; and

•	100,000 restricted common shares of our capital stock to IDS on November 22, 2009.

In partial consideration for the transfer of the membership interest in JDS from IDS to us, JDS will pay IDS five percent of the gross revenues of JDS, from whatever source derived, during calendar years 2007 and 2008, and two and one-half percent of the gross revenues of JDS during calendar year 2009.

Funding of Operations

As of December 31, 2006, we had a cash overdraft of $1,420. We have relied on periodic investments in the form of common stock, convertible debt, and notes payable since the fourth quarter of 2001 to sustain our operations. In March 2007, we completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms. We currently require substantial amounts of capital to fund current operations and the continued development and deployment of our ONGOERTM and OnGuard product lines as well as its Curiax Arraigner product. In June 2006, two of our directors exercised options to purchase 625,000 shares in aggregate for total proceeds to us of $250,000. We also issued a $37,000 note payable to one member of the board of directors on June 9, 2006. On June 30, 2006, we repaid the note plus the accrued interest. We also issued notes payable of $379,000 to one member of the board of directors during 2006. At December 31, 2006, these notes plus $8,351 of accrued interest were outstanding.

As we have not been profitable during any year in its history nor has it created positive cash flows from operations, these matters raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Products

IT professionals have long managed corporate assets such as PCs, servers and routers. During the past few years, most AV products became IP addressable - a requirement from IT professionals that wish to manage the AV devices with the same power and flexibility they use to manage IT assets. IT departments demand that these devices tie into their existing IT network and wish to use global IT tools such as IBM’s NetView, Hewlett-Packerd’s OpenView, or Computer Associates’ Unicenter to monitor and manage them. ONGOERTM and OnGuard complement OpenView, NetView and Unicenter by passing valuable health/status information to them. IT professionals need a product to control the devices locally and remotely (ONGOERTM) and a product to monitor/manage/diagnose the devices remotely (OnGuard). Our products support these needs while using industry standard PC technology.

The hardware supported by our software is based on the open PC market and comes from a variety of companies. Our integration and OEM partners choose from many familiar brands to receive high quality and competitive pricing and our approach takes advantage of this high-quality, low-price, and easily available hardware. PC equipment vendors are able to offer tremendous value because of the enormous economies of scale inherent in the PC marketplace. Our partners are not locked into expensive, proprietary controllers, touch panels and connectivity hardware from AMX and Crestron.

ONGOERTM is computer-based general-purpose device control middleware running as a system service on a Windows 2000 and onward platform. ONGOER can control any device using a variety of interfaces, including TCP/IP, IR, IO, Relays, Serial (RS232, RS422 and RS485), Lanc, and USB. With ONGOER, users can leverage commodity, off-the-shelf PC hardware to create high-quality, affordable solutions.

ONGOERTM control software communicates with the devices in the meeting room as well as the OnGuard monitoring software on the server. Devices are controlled locally as part of the room application or remotely as a help desk application. Health and status information of all devices is tracked real time and proactive alarms (email or text pages to wireless devices such as pagers or cell phones) are sent to service personnel.

Our software-based approach allows flexibility regarding hardware and development environment. Architecturally, application developers have the capability to write their graphical user interfaces or applications in various programming environments such as .NET, Visual Basic, C++, C#, Flash 8, Java, or Builder (our development environment for simple solutions). The application or GUI is then displayed on a commodity touch screen and/or mobile device for end-user use. Because ONGOERTM uses TCP/IP for command and control signaling, administrative and diagnostic functions are available via network-based diagnostics tools.

OnGuard is server-based asset management and monitoring software. The OnGuard Server connects to ONGOERTM via standard TCP/IP networking and monitors devices at remote locations. OnGuard displays information about device health and status via a standard browser interface. Technicians may log in from any place at any time using standard web browsers to view the entire device control network at a glance.

Curiax ArraignerTM is a web-based client-server, document management system tailored for law enforcement and judicial system users, with a unique videoconferencing and device control and monitoring element. Overcrowded courts create dangerous, costly logistical problems for transporting prisoners and inefficient systems prevent police from being on the street protecting citizens. Curiax ArraignerTM allows jurisdictions to avoid the need to transport prisoners to courthouse for arraignment by integrating multipoint videoconferencing, court recording, data workflow and document management into a unified platform.

Proprietary Technology

We regard our ONGOERTM, OnGuard, and Curiax ArraignerTM software as proprietary and have implemented protective measures of both a legal (copyright) and practical nature. We derive considerable practical protection by supplying and licensing only a non-modifiable run-time version to our customers and keeping confidential all versions that can be modified. By licensing the software rather than transferring title we, in most cases, have been able to incorporate restrictions in the licensing agreements, which impose limitations on the disclosure and transferability of the software. No determination has been made as to the legal or practical enforceability of these restrictions, or the extent of customer liability for violations. We have also used trademarks for our ONGOERTM control software and Curiax ArraignerTM arraignment software due to their unique natures.

Product Development Strategies

The AV world and the IT world are converging, with more and more devices becoming network enabled. Like PCs and servers, we believe IT departments will demand AV products (projectors, audio processors, video codecs, video switchers, cameras, electronic whiteboards, etc.) be accessible on a corporate network, where they can be controlled, managed and monitored from centralized and/or remote locations. ONGOER and OnGuard install on PCs and servers, and support a product architecture that allows them to control, monitor and manage any device connected to them via the network.

Markets

Based on the long-term objective of becoming the industry standard software for controlling and monitoring AV devices, management has developed a sales and marketing strategy to aggressively pursue two vertical markets with the company’s products: healthcare (particularly advanced operating rooms) and law enforcement (particularly digital arraignments and warrants).

Simtrol’s core value to operating room companies is the replacement of proprietary architecture with open PC architecture to control and monitor all OR devices. This provides more technical flexibility, better scalability and a simpler design while lowering costs.

Pre-trial proceedings involve the costly and dangerous logistical problems of transporting prisoners and moving documents across multiple agencies using antiquated methods that can result in lost documentation, risk to public safety, and inefficiency at taxpayer expense. Curiax Arraigner helps law enforcement officials avoid transporting prisoners to the courthouse for arraignment by integrating multipoint videoconferencing, court recording, data workflow, and document management into a unified platform.

Competition

We primarily compete with two companies in the AV control and monitory market, both of which have significantly greater resources and market share. Both companies offer control solutions based on proprietary hardware and software. We offer control solutions utilizing open PC technology.

Our two major competitors in the AV control systems market are AMX® and Crestron Electronics, who combined currently have close to 100% of the sales in this market.

AMX, headquartered in Richardson, Texas, was established in 1982. This company employs about 400 people, with dealers and distributors in 40 countries. AMX has a strong foothold in Fortune 500 companies. Typical AMX applications include control of devices in corporate boardrooms, meeting facilities, professional sporting arenas, museums, hospital operating rooms, transportation systems, and schools.

Headquartered in Rockleigh, New Jersey, Crestron designs and manufactures control and automation systems for corporate, industrial, educational, and residential markets.

Both Crestron and AMX offer hardware-based control systems, the cores of which are proprietary controllers fitted with proprietary cards and connectors manufactured by or for them, and running proprietary operating systems. These proprietary controllers communicate with controlled devices by means of code written in proprietary languages (each company has developed its own). Integrators who re-sell systems from each of these companies must send their technical personnel to training courses offered by the companies themselves and by several independent organizations.

Because ONGOER is a software-based control system designed to run on commodity hardware, we believe we have several advantages over AMX and Crestron. The PC industry is a vast marketplace with enormous economies of scale. Computer hardware including touch screens, wireless Smart Displays, and serial ports are extremely powerful and inexpensive. Innovative and wireless network-enabled devices are regularly introduced into the mass PC market. There are advantages for end customers in familiarity and cost compared to proprietary, hardware-based control systems.

End customers are also demanding a new breed of proactively monitored control solutions. Traditional control systems companies are reacting by introducing PC-like services and interfaces to PCs and innovative PC wireless Smart Displays. These PC-like services cannot compete in terms of price and performance with the much larger PC marketplace.

Traditional control systems position themselves to be the central technology and view the PC as an "important device." We believe the PC is the central technology and view traditional hardware control boxes as a declining technology.

We are not currently aware of any competitors providing a unified digital arraignment product similar to our Curiax Arraigner product.

Research and Development

Our product engineering, including our costs associated with design and configuration of fully developed systems for particular customer applications, is accounted for in our financial statements as research and development expenses. During the year ended December 31, 2006 our expenditures for research and development of new products or new components for our ONGOER and OnGuard products totaled $416,982, a decrease of 5% from the total expenditures of $437,374 in 2005.

Employees

As of December 31, 2006, we employed nine persons full time, including two executive officers. Of the full-time employees who were not executive officers, three were engaged in research and development, two in service, one in sales, and one in information systems. Employee relations are considered good and we have no collective bargaining contracts covering any of our employees.

Description of Property

We maintain our executive and sales offices in 6,400 square feet of leased office and warehouse space in Norcross, Georgia, under a 12-month lease extension, which expires in August 2007. Monthly rent is approximately $3,800 including common area maintenance charges, taxes, and insurance.

We believe that our current facilities are adequate for our current requirements.

Legal Proceedings

We are currently not a party to any legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

We are an Atlanta-based software technology company specializing in AV control. We design, manufacture, market, service and support our ONGOER software control system, which is designed to run on third-party hardware. Previously, our core business was the design, manufacture, marketing and servicing of software based command and control systems, including videoconferencing control systems, through our wholly owned subsidiary, Videoconferencing Systems, Inc.

Our command and control solutions allow end users to operate, as a single system, a broad range of electronic equipment such as projectors, VCRs, computers, sound systems, lighting and temperature controls and other audio-video devices in a variety of settings. A typical customer is a large, multi-site organization that utilizes sophisticated audio, video and communications network technologies that require complex command and control solutions. These solutions can be used in a variety of settings, including corporate meetings and conferences, distance learning and judicial arraignment systems. These customers also require superior after-the-sale service. Historically, we have utilized a direct sales model. However, in order to attempt to grow sales and to reach and maintain profitability, management believes that we can better leverage our technological and service competencies by marketing and selling our products through third party resellers and system integrators, who specialize in the sale, installation, support and service of audiovisual equipment, and by entering new markets for our control system technology.

During 2000, we undertook a restructuring of our business operations and balance sheet that was intended to achieve profitable operations and provide positive operating cash flows. As part of this restructuring, we raised additional equity capital and paid off debt outstanding at that time. These restructuring initiatives have enabled us to reposition our product line and to expand our presence in the AV command and control systems market. This market, which to some degree overlaps the high-end videoconferencing market historically served by us, is almost exclusively maintained by thousands of resellers and system integrators. Our products have been re-engineered such that they may also be sold through these third party channels. We believe we offer a functionally superior, lower cost, fully integrated solution which provides command and control and remote diagnostics for audio, visual and room environment devices, and for network connectivity.

We used $1,160,971 in cash from operating activities in 2006, primarily due to our loss of $1,462,187.

During 2006, we used $5,200 in investing activities for purchases of equipment. We received $250,000 from investing activities during February 2006 for the sale of our patent technology related to our former videoconferencing business (see note 6 to the consolidated financial statements). We also issued $52,000 of our common stock in conjunction with the acquisition of the remaining 50% interest in a joint venture that we did not previously own (see Note 11 to the consolidated financial statements). During 2005, we used $21,660 in investing activities for purchases of equipment.

Cash used in financing activities in 2006 of $12,000 was due to the return of a deposit received from a potential investor in a cancelled offering at December 31, 2005. We also issued a $37,000 note payable to one member of the board of directors on June 9, 2006. The proceeds of this debt were utilized for working capital purposes. On June 30, 2006, we repaid the note plus the accrued interest of $213 (see note 5 to the consolidated financial statements). We also received $250,000 from the exercise of stock options by two members of our board of directors (see note 6 to the consolidated financial statements). During 2006, we issued $379,000 in notes payable to one member of our board of directors that are outstanding at December 31, 2006. See Note 5 to the consolidated financial statements.

In 2005, we issued $1,350,000 of convertible preferred stock (proceeds net of offering costs and sales commissions of $1,162,283, see Note 6 to our consolidated financial statements). During 2005, we issued 10,000 shares of restricted common stock valued at $7,900 in exchange for investor relations services performed for us by an investor relations consultant. We also issued 32,770 shares of restricted common stock valued at $26,700 to board members for service during 2005. We also issued 87,984 shares of restricted common stock valued at $36,100 to board members for service during 2006. All amounts were recorded at the fair value of the stock on the date of the issuances.

During 2006, our total assets decreased approximately 16% to $285,908 at December 31, 2006 from $338,638 at December 31, 2005. The decrease was due primarily to our decreased cash balance at December 31, 2006 due to operating losses during the year exceeding the amount we raised through stock option exercises, notes payable originations, and sales of the patents on our older videoconferencing technology. Total liabilities increased from December 31, 2005 to December 31, 2006 primarily due to the additional estimated preferred stock payable to Series A Preferred shareholders at December 31, 2006 due to the quarterly defaults recorded during 2006 by the terms of the Series A Preferred Stock. See Note 13 to our audited consolidated financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•
Revenue recognition. Revenue consists of the sale of software control devices, videoconferencing systems and related maintenance contracts on these systems. We sold two different products during the presented periods: our PC-based software products, ONGOER and OnGuard, and our older proprietary hardware and software product, Omega. Revenue from the sale of hardware and software is recognized upon the transfer of title when shipped. Revenue on maintenance contracts is recognized over the term of the related contract. We had no deferred revenue at December 31, 2006 as we have discontinued service contracts on our older Omega systems.

•
Capitalized software research and development costs. Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization.

•
Impairments of assets and investments. We record impairment losses on assets and investments when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

LIQUIDITY AND SOURCES OF CAPITAL

General

As of December 31, 2006, the Company had a cash overdraft of $1,420 and a working capital deficiency of $1,861,713. In addition, the Company has not achieved a sufficient level of revenues to support its business and has suffered recurring losses from operations. The Company has relied on periodic investments in the form of common stock, convertible debt, and notes payable since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations, including operating expenses, and the continued development and deployment of its ONGOER and OnGuard product lines. During 2005, the Company issued $1,350,000 of convertible preferred stock (see Note 5). On February 15, 2006, the Company sold various patents (see Note 6). In June 2006, two directors of the Company exercised options to purchase 625,000 shares in aggregate for total proceeds to the Company of $250,000 (see Note 6). The Company also issued a $37,000 note payable to one member of the Board of Directors on June 9, 2006. On June 30, 2006, the Company repaid the note plus the accrued interest (10% per annum). The Company also issued notes payable of $379,000 to one member of the Board of Directors during the year ended December 31, 2006. At December 31, 2006, these notes plus $8,351 of accrued interest (10% per annum) were outstanding (see Note 5).

On February 15, 2006 the Company formed a joint venture, named Justice Digital Solutions, LLC (“JDS”), with Integrated Digital Systems, LLC (“IDS”), a multifaceted integrator based in Livonia, Michigan, to develop and sell a judicial arraignment software solution based on the success of a deployment in Oakland County, Michigan. However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its ONGOER and OnGuard product lines, to generate positive cash flows or raise sufficient capital essential to its survival, or that JDS will be successful in its attempts to sell its judicial arraignment software.  On November 28, 2006, the Company purchased the 50% of the joint venture owned by IDS (See Note 11) and on March 16, 2007 the Company completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms. See Note 13. The Company intends to use the proceeds of the private placement to hire additional sales and software development personnel to expand its sales efforts for its audiovisual control and monitoring and digital arraignment software, as well as to develop new integrated software products for its Curiax platform.

To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

These matters raise substantial doubt about the Company’s ability to continue as a going concern.  However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

On November 28, 2006, the Company signed an agreement to acquire an additional fifty percent (50%) membership interest in JDS from IDS. Following the acquisition the Company owned 100% of JDS.

As consideration for the transfer of the membership interest in JDS from IDS to the Company, the Company will issue Five Hundred Thousand (500,000) restricted shares of its common stock to IDS according to the following installment schedule:

•	Two Hundred Thousand (200,000) restricted common shares of the Company's capital stock to IDS on November 28, 2006;

•	One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2007;

•	One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2008; and

•	One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2009.

In addition, JDS will pay IDS five percent (5%) of the gross revenues of JDS, from whatever source derived, during calendar years 2007 and 2008, and two and one-half percent (2.5%) of the gross revenues of JDS during calendar year 2009.

On January 28, 2007, the Compensation Committee of the Board of Directors (the "Committee") of the Company approved an amendment to the Company's 2002 Stock Option Plan (the "Plan") to increase the number of shares of common stock authorized for issuance under the Plan to 4,000,000 shares from the previously authorized amount of 2,500,000 shares.

The Company's Plan permits the grant of options to its employees, directors and consultants for up to 4,000,000 shares of the Company's common stock. Option awards under the Plan are granted with an exercise price equal to or above the market price of the Company's common stock on the date of the grant, in accordance with the terms of the Plan.

The options granted under the Plan generally have five-year contractual terms for directors and ten-year contractual terms for employees. The options granted under the Plan generally vest immediately for directors and over a four-year period for employees.

On January 31, 2007, the Company granted options to purchase 1,400,000 shares of stock to employees. The options have a three-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

On January 31, 2007, the Company issued 480,000 shares of its restricted common stock to Triton Business Development Services (“Triton”), an Atlanta-bases provider of critical business planning, resource, and development services in conjunction with an agreement dated October 18, 2006.

On February 1, 2007, the Company signed an advisory services agreement (the "Agreement") with Triton, an Atlanta-based provider of critical business planning, resource and development services.

As a part of the Agreement, Triton will provide the Company with financial and strategic planning services that include capital formation, structure and funding strategies, investor relations consultation, human resources assessment and development, and an organizational review of the Company’s processes, practices, and procedures. The term of the Agreement is 24 months.

Triton’s compensation will consist of cash and restricted shares of the Company's common stock over the term of the Agreement. A monthly cash retainer of $10,000 will be paid by the Company. Additionally, 640,000 restricted shares of the Company's common stock will be deposited to a restricted account. The 640,000 restricted shares of the Company's common stock will earned ratably over the 24-month term of the Agreement by Triton. On January 31, 2007, February 28, 2007, and March 31, 2007, the Company issued 11,200, 26,700, and 26,700 restricted shares of common stock pursuant to the Agreement.

The offer and sale of the shares issued in connection with the Agreement were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Rule 506 and Section 4(2) of the Act. In connection with the sales, the Company did not conduct any general solicitation or advertising, and the Company complied with the requirements of Regulation D relating to the restrictions on the transferability of the shares issued.

On January 30, 2007, the Company received a notice of effectiveness from the State of Delaware regarding the Certificate of Amendment of Certificate of Incorporation of the Company (the "Amendment"), which modified the rights of the holders of the Company's Series A Convertible Preferred Stock. The Amendment provides for, among other things: (i) each holder of the Company's Series A Convertible Preferred Stock to receive one additional share of Series A Convertible Preferred Stock for each share owned; (ii) the addition of an 8% face value noncumulative coupon, payable semi-annually in cash or common stock of the Company; (iii) pre-emptive rights for holders of the Company's Series A Convertible Preferred Stock; (iv) the addition of a redemption feature whereby the Series A Convertible Preferred Stock is callable at $3.75 per share at the option of the Company; (v) the addition of a mandatory conversion feature whereby the Series A Convertible Preferred Stock is automatically converted to common stock of the Company in the event that the bid price of the Company's common stock closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Company's common stock is equal to or greater than $150,000; and (vi) the amendment of the provision requiring unanimous approval for an increase in the number of shares designated as Series A Convertible Preferred Stock to require a majority approval for an increase in the number of shares designated as Series A Convertible Preferred Stock. The Amendment also eliminated the working capital test that previously occurred at quarter end per the previous Series A Convertible Preferred Stock terms and increased the authorized number of Series A Convertible Preferred shares from the previous 450,000 to 770,000.

In accordance with the receipt of a notice of effectiveness from the State of Delaware regarding the Certificate of Amendment of Certificate of Incorporation of the Company, which modified the rights of the holders of the Company's Series A Convertible Preferred Stock, the Company issued 384,666 shares of Series A Convertible Preferred stock on January 31, 2007 to the existing Series A Convertible Preferred stockholders. Each shareholder also received warrants to purchase two shares of common stock for each share of Series A Convertible Preferred Stock issued on January 31, 2007, for a total of 769,332 shares with an exercise price of $0.375/share.

In February 2007, JDS paid IDS $40,000 it received from an existing customer per the terms of the acquisition of IDS’ interest in JDS.

During the first quarter of 2007, three individuals, including one member of the Board of Directors of the Company, loaned the Company a total of $317,500. The funds were utilized for working capital purposes of the Company. The loans were due on demand and interest is payable at a rate of 12 percent per annum on the date of repayment. The loans were uncollateralized.

On February 20, 2007, the Certificate of Designation establishing the terms of a Series B Preferred Stock was filed. Certain terms of the Series B Preferred Stock are as follows:

•
The Series B Preferred Stock stated value is $750.00 and each share converts to 2,000 shares of common stock. Holder may convert the Series B Preferred Stock into common stock at the conversion price of $0.375 at any time and without limitation; and

•
Without approval of a majority of the Series B Preferred Stock Holders, the Company shall not incur debt (other than debt collateralized by accounts receivable of the Company) in excess of an aggregate of $1.5 million outside of trade debt in the normal course of business. The terms of such debt shall not encumber any copyrights, marketing materials, software code or any other proprietary technology, software or product processes, patents or patent licenses; and

•
The Series B Preferred Stock will pay a 12% (based on Stated value) noncumulative coupon, payable semi-annually (June 30, December 31) in cash or common stock (common stock value deemed $0.375 for purpose of dividend payment if closing price of common stock on payment date is less than $0.375).

•
If the Company has a current registration statement on file covering those common shares represented by Series B Preferred Stock and the Company’s Common Stock bid price closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Common Stock is equal to or greater than $150,000, then Series B Preferred Stock will automatically convert to common at $0.375 per common share.

•
Series B Preferred Stock Holders receive pre-emptive right to participate in subsequent equity rounds at the same pro rata percentage of ownership they currently own in Company on an as-converted basis today.

•	Series B Preferred Stock callable at $1,875/share at option of Company.

•	A total of 4,700 shares of Series B Preferred Stock were designated.

On March 16, 2007, the Company completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock ($750 stated value) and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms.

Three note holders, including one member of the Board of Directors, exchanged all outstanding interest and principal due from the Company (totaling $710,200) under their notes payable for units in the private placement. In conjunction with the exchange, the Company issued the holders additional warrants to purchase an aggregate of 710,200 shares of the Company’s common stock at an exercise price of $0.375 per share. The warrants have five-year terms.

On March 31, 2007, we issued 1,937 shares of common stock to Board Members as compensation in lieu of cash fees for attendance at board meetings during the three months ended March 31, 2007. These amounts were recorded at the fair value of the Company’s common stock on that date.

We expect to spend less than $100,000 on capital expenditures in 2007.

Results of Operations

Revenues

Revenues were $224,692 and $124,646 in 2006 and 2005, respectively. The 80% increase in revenues from 2005 to 2006 was primarily due to an increase in software revenues of $92,241, as software revenues during 2006 included a $78,000 multi-site sale to an integrator for implementation at one end user who previously purchased our software in 2004. Due to our small customer base, we face the risk of fluctuating revenues should any of our customers discontinue using our products. See Note 8 to our consolidated financial statements.

Gross Profit

Gross profit as a percentage of revenues was approximately 97% and 96% in 2006 and 2005, respectively.

Selling, General & Administrative Expenses

Selling, general and administrative expenses were $1,502,983 and $1,060,926 for 2006 and 2005, respectively. The increase in 2006 compared to 2005 resulted primarily from the stock-based compensation of $463,973 recorded during the current period, which included $308,721 recorded in June 2006 to reflect the fair value of the stock options granted to non-employee directors at that time.

Research and Development Expenses

We charge research and development costs to expense as incurred until technological feasibility of a software product has been established. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. These expensed costs were $416,982 and $437,374 for 2006 and 2005, respectively. During 2006, stock-based compensation of $41,154 was included in research and development expense to record the amortization of the estimated fair value of the portion of options granted during the current period as well as previously granted stock options that vested during the current period.

Other income/(expense)

Other income/(expense) of ($11,174) and $12,435 for 2006 and 2005, respectively, consisted primarily of finance charges and accrued interest on our notes payable originated during the current period and primarily of interest earned on our cash balances in 2005.

On February 15, 2006, Simtrol, Inc. and Acacia Research Corporation (“Acacia”) entered into an agreement pursuant to which Simtrol sold to Acacia U.S. Patent No(s). 5515099, 5526037, 5528289, 5568183, 5583565, and 55998209 (the “Patents”). The patents relate primarily to remote control of video cameras and other devices used in areas such as videoconferencing and surveillance systems. The uses of the patented technology include improved remote management of video camera functions such as pan, tilt, and focus, and improved device control in a networked videoconferencing system.

Under the terms of the agreement, Simtrol received an initial payment of $250,000 in March 2006 and will receive ongoing royalty payments of twenty percent of the net proceeds received by Acacia in connection with (i) the licensing by Acacia of the patented technology to third parties and (ii) any successful patent infringement action commenced by Acacia with respect to the Patents, provided that Acacia shall be entitled to recoup the initial payment fully prior to making any royalty payments to Simtrol. This amount was recorded as other income during 2006.

Net Loss

Net loss for 2006 was $1,462,187 compared to a net loss of $1,366,051 for 2005. The increase in net loss was due primarily to the stock-based compensation totaling $469,029 in 2006 to reflect the fair value of the stock options granted to non-employee directors in June 2006 and to record the amortization of the estimated fair value of the portion of previously granted stock options that vested during the current period, offset partially by the $250,000 we received from licensing our intellectual property related to our older videoconferencing business in 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 30, 2004, two of our directors, Larry Carr and Edward Redstone, each converted their $200,000 convertible notes originated in 2001 and all applicable interest into 96,158 and 96,125 shares of common stock, respectively. At the same time, Messrs. Carr and Redstone were granted warrants to purchase 192,316 and 192,250 shares of common stock at exercise prices of $2.00 per share.

We issued a $37,000 note payable to Mr. Redstone on June 9, 2006. The debt accrued interest at 10% and was uncollateralized. The proceeds of this debt were utilized for working capital purposes. On June 30, 2006, we repaid the note plus the accrued interest of $213.

We issued notes payable of $379,000 to Mr. Redstone during the year ended December 31, 2006. The debt accrued interest at 10% and was uncollateralized. The proceeds of this debt were utilized for working capital purposes. At December 31, 2006, these notes plus $8,351 of accrued interest were outstanding.

We issued notes payable of $117, 500 to Mr. Redstone during the three months ended March 31, 2007. The debt accrued interest at 12% and was uncollateralized. The proceeds of this debt were utilized for working capital purposes. He exchanged all outstanding interest and principal due from the Company (totaling $507,789) under his notes payable for units in the March 16, 2007 private placement. In conjunction with the exchange, we issued Mr. Redstone additional warrants to purchase an aggregate of 507,789 shares of the Company’s common stock at an exercise price of $0.375 per share. The warrants have five-year terms.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock offered hereby have been passed upon for Simtrol by Smith, Gambrell & Russell, LLP, Atlanta, Georgia, counsel to Simtrol.

EXPERTS

The consolidated financial statements of Simtrol, Inc. and Subsidiaries as of December 31, 2006 and for each of the years ended December 31, 2006 and 2005 included in this document have been audited by Marcum & Kliegman LLP, independent registered public accountants, as set forth in their report thereon and included in this prospectus. Such consolidated financial statements referred to above are included herein in reliance on their expertise in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public via the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

This prospectus is part of a Form SB-2 registration statement that we filed with the SEC. This prospectus provides you with a general description of the securities that may be offered for sale, but does not contain all of the information that is in the registration statement. For more detail, you should read the entire registration statement and the exhibits filed with the registration statement. Copies of the registration statement and the exhibits are on file at the offices of the SEC and may be obtained upon payment of the fees prescribed by the SEC, or examined without charge at the public reference facilities of the SEC described above.

You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information.

Neither Simtrol nor any selling security holder is making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Upon request, we will provide without charge a copy of our Annual, Quarterly and Current Reports we have filed electronically with the SEC. Requests for such copies should be directed to Simtrol, Inc., 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 (telephone: 770-242-7566).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Shareholders
of Simtrol, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. and Subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity/(deficiency) and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simtrol, Inc. and Subsidiaries, as of December 31, 2006, and the consolidated results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, at December 31, 2006 the Company has a working capital deficiency of $1,861,713 and has not achieved a sufficient level of revenues to support its business and has suffered recurring losses from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum & Kliegman LLC

New York, New York
April 16, 2007

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2006

ASSETS

CURRENT ASSETS
Accounts receivable	$84,369
Prepaid expenses and other current assets	14,708

Total Current Assets	99,077

LONG-TERM ASSETS
Property and equipment, net	16,831
Right to license intellectual property	130,000
Customer list	40,000

TOTAL ASSETS	$285,908

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2006

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

LIABILITIES

CURRENT LIABILITIES
Cash overdraft	$1,420
Accounts payable	268,478
Accrued expenses	105,678
Notes payable	387,351
Dividend payable on default of convertible preferred stock	1,171,863
Shares to be issued	26,000

Total Current Liabilities	1,960,790

Shares to be issued, less current portion	52,000

TOTAL LIABILITIES	2,012,790

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY
Preferred stock, $.00025 par value; 800,000 shares authorized:
Series A Convertible Preferred Stock, 450,000 designated; 384,666 issued and outstanding; liquidation value $1,153,998	96
Common stock, authorized 40,000,000 shares of $.001 par value; 4,930,004 shares issued and outstanding	4,930
Additional paid-in capital	63,646,515
Accumulated deficit	(65,378,423)

Total Stockholders’ Deficiency	(1,726,882)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$285,908

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:
Software licenses	$159,659	$67,418
Service	65,033	57,228
Total revenues	224,692	124,646
Cost of revenues
Software licenses	3,873	1,037
Service	1,867	3,796
Total cost of revenues	5,740	4,833
Gross profit	218,952	119,813

Operating expenses
Selling, general and administrative	1,502,983	1,060,926
Research and development	416,982	437,374

Total operating expenses	1,919,965	1,498,300

Loss from operations	(1,701,013)	(1,378,487)

Other income/(expenses):
Other income/(expense)	(11,174)	12,435
Sale of intellectual property	250,000	-
Total other income	238,826	12,435

Net loss	$(1,462,187)	$(1,366,051)
Dividend on covenant default of convertible preferred stock	800,613	371,250
Deemed preferred dividend	-	624,918
Net loss attributable to common shareholders	$(2,262,800)	$(2,362,220)
Net loss per common share-basic and diluted	$(0.52)	$(0.63)

Weighted average number of common shares outstanding	4,349,737	3,730,650

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIENCY)
For the Years Ended December 31, 2006 and 2005

	Common stock		Preferred Stock		Additional
	Number of Shares(1)	Par value	Number of Shares	Par value	Paid-in capital	Accumulated deficit	Total

Balance, January 1, 2005	3,712,914	3,713	-	-	62,815,568	(62,550,184)	269,097

Net Loss for the period						(1,366,052)	(1,366,052)
Issuance of common stock for IR services	10,000	10			7,890		7,900
Issuance of convertible preferred stock in private placements, net	450,000			113	1,162,283		1,162,396
Dividend payable on covenant default of convertible preferred stock					(371,250)		(371,250)
Issuance of common stock to directors	32,770	33			26,667		26,700
Balance, December 31, 2005	3,755,684	$3,756	450,000	$113	$63,641,158	$(63,916,236)	$(271,209)

Net Loss for the period						(1,462,187)	(1,462,187)
Conversion of Preferred Stock	261,336	261	(65,334)	(17)	(244)		-
Dividend payable on covenant default of convertible preferred stock					(800,613)		(800,613)
Issuance of common stock to directors	87,984	88			36,012		36,100
Stock-based compensation amortization	469,027	469,027
Exercises of stock options	625,000	625			249,375		250,000
Issuance of common stock for purchase	200,000	200			51,800		52,000
Balance, December 31, 2006	4,930,004	$4,930	384,666	$96	$63,646,515	$(65,378,423)	$(1,726,882)

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net loss	$(1,462,187)	$(1,366,052)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of intellectual property	(250,000)	-
Depreciation and amortization	9,733	36,086
Stock-based compensation	505,127	26,700
Changes in operating assets and liabilities:
Accounts receivable	(81,476)	17,431
Prepaid expenses and other current assets	1,922	235
Other assets	-	2,530
Interest payable	8,351	-
Accounts payable	117,010	(23,591)
Accrued expenses	9,693	27,247
Deferred revenue	(19,144)	2,478
Net cash used in operating activities	(1,160,971)	(1,276,936)
Cash flows from/(used in) investing activities:
Purchases of property and equipment	(5,200)	(21,660)
Proceeds from sale of intellectual property	250,000	-
Net cash provided by/(used in) investing activities	244,800	(21,660)

Cash flows from /(used in) financing activities:
Net proceeds from exercise of stock options	250,000	-
Proceeds from notes payable issuance	416,000	-
Repayment of note payable	(37,000)	-
Deposit returned from cancelled offering	(12,000)	-
Cash overdraft	1,420	-
Common stock issued for investor relations performed	-	7,900
Deposit received in cancelled offering	-	12,000
Net proceeds from stock issuances	-	1,162,396
Net cash provided by financing activities	618,420	1,182,296

Decrease in cash and cash equivalents	(297,751)	(116,300)

Cash and cash equivalents, beginning of the year	297,751	414,051

Cash and cash equivalents, end of the year	$0	$297,751
Supplementary disclosure:
Interest paid	$213	$4,381
Income taxes paid	$-	$-
Supplemental schedule of non cash investing and financing activities:
Non cash investing and financing activities:
Dividend payable on covenant default of convertible preferred stock	$800,613	$371,250
Beneficial conversion feature of preferred stock	$-	$24,918
Common stock issued for investor relations performed	$-	$7,900
Issuance of common stock in acquisition of JDS interest	$52,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - Nature of Operations and Basis of Presentation

Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets, and supports software based audiovisual control systems and videoconferencing products that operate on PC platforms. The Company operates at a single facility in Norcross, Georgia and its sales are primarily in the United States.

NOTE 2 - Going Concern Uncertainty

As of December 31, 2006, the Company had a cash overdraft of $1,420 and a working capital deficiency of $1,861,713. In addition, the Company has not achieved a sufficient level of revenues to support its business and has suffered recurring losses from operations. The Company has relied on periodic investments in the form of common stock, convertible debt, and notes payable since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations, including operating expenses, and the continued development and deployment of its ONGOER and OnGuard product lines. During 2005, the Company issued $1,350,000 of convertible preferred stock (see Note 5). On February 15, 2006, the Company sold various patents (see Note 6). In June 2006, two directors of the Company exercised options to purchase 625,000 shares in aggregate for total proceeds to the Company of $250,000 (see Note 6). The Company also issued a $37,000 note payable to one member of the Board of Directors on June 9, 2006. On June 30, 2006, the Company repaid the note plus the accrued interest (10% per annum). The Company also issued notes payable of $379,000 to one member of the Board of Directors during the year ended December 31, 2006. At December 31, 2006, these notes plus $8,351 of accrued interest (10% per annum) were outstanding (see Note 5).

On February 15, 2006 the Company formed a joint venture, named Justice Digital Solutions, LLC (“JDS”), with Integrated Digital Systems, LLC (“IDS”), a multifaceted integrator based in Livonia, Michigan, to develop and sell a judicial arraignment software solution based on the success of a deployment in Oakland County, Michigan. However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its ONGOER and OnGuard product lines, to generate positive cash flows or raise sufficient capital essential to its survival, or that JDS will be successful in its attempts to sell its judicial arraignment software.  On November 28, 2006, the Company purchased the 50% of the joint venture owned by IDS (See Note 11) and on March 16, 2007 the Company completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms. See Note 13. The Company intends to use the proceeds of the private placement to hire additional sales and software development personnel to expand its sales efforts for its audiovisual control and monitoring and digital arraignment software, as well as to develop new integrated software products for its Curiax platform.

To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

These matters raise substantial doubt about the Company’s ability to continue as a going concern.  However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Loss Per Share

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. The following equity securities are not reflected in diluted loss per share because their effects would be anti-dilutive:

	December 31, 2006	December 31, 2005
Options	1,775,025	1,075,775
Warrants	4,897,737	4,937,880
Convertible Preferred Stock	1,538,664	1,800,000
Total	8,211,426	7,183,655

Accordingly, basic and diluted loss per share are identical.

Stock-Based Compensation

The Company’s 2002 Stock Option Plan (the Plan), which is stockholder approved, permits the grant of options to its employees, directors, and consultants for up to 2,500,000 shares of common stock. Option awards are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant in accordance with the Plan; the options generally have five-year contractual terms for directors and 10 years for employees and vest immediately for directors and over four years for employees.

The Company implemented FAS 123R in the first quarter of 2006. The statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123R, share-based payment awards result in a cost that will be measured at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Compensation costs for awards that vest will not be reversed if the awards expire without being exercised. Stock compensation expense under FAS 123R was $505,127 during 2006. Of this total, $41,154 was classified as research and development expense and $463,973 was classified as selling, general, and administrative expense.

Under the accounting provisions of FAS 123R, the Company’s net loss to common stockholders and net loss per common share would have been adjusted to the pro forma amounts indicated below during 2005.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

Net loss attributable to common stockholders, as reported	($2,362,220)

Add: stock-based employee compensation expense determined under the intrinsic value method	-
Less: stock-based employee compensation expense determined under fair value-based methods for all awards	(208,308)

Pro forma net loss	($2,570,528)

Net loss per share as reported-basic and diluted	($0.63)
Pro forma net loss per share- basic and diluted	($0.69)

The Company uses historical data to estimate option exercises and employee terminations within the valuation model and historical stock prices to estimate volatility. The fair values for options issued during the years ended December 31, 2006 and 2005 were estimated at the date of grants using a Black-Scholes option-pricing model to be $373,349 and $383,172, respectively, with the following weighted-average assumptions:

Assumptions	2006	2005

Risk-free rate	4.88-4.92%	4.75%
Annual rate of dividends	0	0
Volatility	90-148%	77-109%

Average life	2.9 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

A summary of option activity under the Plan as of December 31, 2006 and changes during the year then ended are presented below:

		Weighted- Average	Weighted-Average Remaining	Aggregate
Options	Shares	Exercise Price	Term	Intrinsic Value
Outstanding January 1, 2006	1,075,775	$2.46
Granted	1,550,000	$0.39
Exercised	(625,000)	$0.40
Terminated	(225,750)	$2.30
Outstanding at December 31, 2006	1,775,025	$1.40	6.2	$2,184,949
Exercisable at December 31, 2006	1,230,570	$1.69	5.0	$1,909,837

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

The weighted-average grant-date fair values of options granted during the years ended December 31, 2006 and 2005 were $0.24 and $0.56, respectively. The total intrinsic value of options exercised during 2006 was $106,007. There were no options exercised during 2005.

As of December 31, 2006, there was $252,589 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.8 years. The total fair values of shares vested during the years ended December 31, 2006 and 2005 was $172,578 and $168,813, respectively.

At December 31, 2006, 770,300 options remain available for grant under the Company’s 2002 Stock Option Plan.

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
Range of	Number Outstanding at	Average Remaining	Weighted Average	Number Exercisable at	Weighted Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2006	Life (Years)	Price	2006	Price
$0.26-$0.90	1,437,500	6.29	$0.51	955,625	$0.47
$1.10-$2.00	180,000	7.44	$1.95	120,000	$1.96
$2.25-$2.50	86,300	4.18	$2.30	86,300	$2.30
$3.50-$4.80	33,650	3.40	$4.27	31,070	$4.23
$9.10-$28.72	21,700	2.92	$17.86	21,700	$17.86
$40.00-$147.48	15,875	3.22	$43.07	15,875	$43.07
	1,775,025	6.18	$1.40	1,230,570	$1.69

Revenue Recognition

Revenues consist of the sale of software control devices, videoconferencing systems and related maintenance contracts on these systems. The Company sold two different products during 2006 and 2005: its PC-based software products, ONGOER and OnGuard, and its older proprietary hardware and software product, Omega. Revenues from the sale of hardware and software are recognized upon the transfer of title when shipped. Revenues on maintenance contracts are recognized ratably over the term of the related sales contract. As of December 31, 2006, there were $0 of deferred revenues as all maintenance contracts on the Company’s older Omega products have terminated.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have cash balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2006.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management’s best estimate of the probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the shorter of their estimated useful lives or lease terms, ranging from 3-10 years on a straight-line basis. Leasehold improvements made in 2002 were amortized over 36 months, the term of the initial lease on the company’s facility.

Software Development Costs

All software development costs are charged to expense as incurred until technological feasibility has been established for the product.  Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. The Company did not capitalize any software development costs during either 2006 or 2005 and all assets were fully amortized by December 31, 2006.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.  Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At December 31, 2006, the Company has net operating loss carryforwards of approximately $46,542,000, which expire through 2026.  Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited.  Based on this and the fact that the Company has generated operating losses through December 31, 2006, the deferred tax asset of approximately $18,330,000 has been offset by a full valuation allowance of $18,330,000.

A reconciliation of the expected federal statutory rate of 34% to the Company’s actual rate as reported for each of the periods presented is as follows:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Expected Statutory Rate	(34.0%)	(34.0%)
State income tax rate, net of federal benefit	(3.96%)	(3.96%)
	(37.96%)	(37.96%)
Valuation Allowance	(37.96%)	(37.96%)
	0.00%	0.00%

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

Fair Value of Financial Instruments

Management believes that the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values as of each balance sheet date given the relatively short maturity of each of these instruments. The fair value of the Company's debt approximates fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include management's judgments associated with: determination of an allowance for doubtful accounts receivable, deferred income tax valuation allowance and the capitalization, depreciation and amortization of certain long-term assets (primarily software development costs). Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of SFAS No. 153 should be applied prospectively. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3.” This statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves financial reporting because its requirements enhance the consistency of financial reporting between periods. During the reporting period, the Company did not have any accounting changes or error corrections.

In February 2006, the FASB issued Statement of Financial Accounting Standard 155 - Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 155 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

In March 2006, the FASB issued Statement of Financial Accounting Standard 156 - Accounting for Servicing of Financial Assets (“SFAS 156”), which requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 156 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company has not yet completed its analysis of the impact that FIN 48 may have on its financial condition, results of operations, cash flows or disclosures.

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the first fiscal year beginning after November 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not impact the Company’s financial statements.

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 “Accounting for Registration Payment Arrangements,” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” Adoption of EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. The Company is currently evaluating the expected effect of EITF 00-19-02 on our consolidated financial statements and is currently not yet in a position to determine such effects.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of the adoption of this statement on the Company’s results of operations and financial condition.

 NOTE 4 - Property and Equipment

Property and equipment consist of the following as of December 31, 2006:

Machinery and equipment	$367,491
Furniture and fixtures	39,150
Leasehold improvements	21,318
427,959
Less accumulated depreciation and amortization	(411,128)
$16,831

Depreciation and amortization expense was $9,733 and $36,086 for the years ended December 31, 2006 and 2005, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of operations.

NOTE 5 - Related Party Transaction

In order to fund its operations, the Company issued a $37,000 note payable to one member of the Board of Directors on June 9, 2006. The debt accrued interest at 10% and was uncollateralized. The proceeds of this debt were utilized for working capital purposes. On June 30, 2006, the Company repaid the note plus the accrued interest of $213.

In order to fund its operations, the Company also issued notes payable of $379,000 to one member of the Board of Directors during the year ended December 31, 2006. The debt accrued interest at 10% and is uncollateralized. The proceeds of this debt were utilized for working capital purposes. At December 31, 2006, these notes plus $8,351 of accrued interest were outstanding. See Note 13.

NOTE 6 - Stockholders’ Equity/(Deficiency)

During 2005, the Company issued 10,000 shares of restricted common stock valued at $7,900 in exchange for investor relations services performed for the Company by an investor relations consultant. The Company also issued 32,770 shares of restricted stock valued at $26,700 to Board Members as compensation during 2005. The Company also issued 87,984 shares of restricted common stock valued at $36,100 to Board Members for service during 2006. All amounts were recorded at the fair value of the stock on the date of the issuances.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

During 2005, the Company issued 450,000 units of securities, with each unit consisting of: one share of Series A Convertible Preferred Stock, a warrant to purchase two shares of common stock at an exercise price of $1.00 per common share expiring in five years, and a warrant to purchase two shares of common stock at an exercise price of $1.25 per common share expiring in five years, for total gross proceeds of $1,350,000 (net proceeds of $1,162,396 after offering costs including placement fees). The Certificate of Designation establishing the terms of the Series A Convertible Preferred Stock included the following terms:

•	the Holder may convert one share of the preferred stock into four shares of common stock at any time and without limitation; and

•
without approval of a majority of the Series A Preferred Stock Holders, the Company cannot incur debt in excess of an aggregate of $1.0 million outside of trade debt in the normal course of business. Such debt may only be secured by accounts receivables and shall not encumber any copyrights, marketing materials, software code or any other proprietary technology, software or product processes, patents or patent licenses of the Company; and

•
beginning the quarter ending December 31, 2005 and for every subsequent quarter the Series A Preferred Stock is outstanding, if the Company’s net working capital (defined as current assets less current liabilities) is less than twenty five per cent (25%) of the total amount of gross proceeds raised in the Offering (defined as a “Quarterly Default”), then for each Quarterly Default, the Holders of the Series A Preferred Stock will receive additional shares of Series A Preferred Stock equal to 25% of the number of shares of Series A Preferred Stock held by the Holder at the time of the Quarterly Default. The net working capital will be tested on a quarterly basis, based on the Company’s most recent Form 10-QSB or Form 10-KSB or other appropriate filing. At December 31, 2006, the Company had failed to meet the net working capital test for quarters ending December 31, 2005, March 31, 2006, June 30, 2006, and September 30, 2006. As a result, therefore, the Company recorded a dividend payable on the covenant default of convertible preferred stock of $1,171,863 as of December 31, 2006; and

•	Series A Convertible Preferred shares have full voting rights on an “as converted” basis; and

•
the liquidation value of the Series A Preferred Stock is $3.00 per share, and if the Company at any time while the Series A Preferred Stock is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents entitling any person to acquire shares of common stock, at an effective price per share less than the then conversion price of $0.75, then the conversion price shall be reduced to equal the subsequent price. Exempt transactions for purposes of the repricing provision include the issuance of (a) shares of common stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, and (b) securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be to a person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

•
investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

In connection with the issuance of the securities above, $498,731 of the net proceeds received was allocated to the fair value of the warrants granted to purchase 1,800,000 shares of common stock, and a beneficial conversion feature of $624,918 was recorded to reflect the discount on the common shares that would result from the conversion of the Series A Preferred Stock, based on the relative fair values of the warrants and conversion feature of the Series A Preferred Stock. This beneficial conversion feature is recorded as a deemed dividend to the preferred stockholders in the consolidated statement of operations.

See Note 13 to the consolidated financial statements regarding modifications made to the Series A convertible preferred stock subsequent to December 31, 2006.

On July 15, 2005, the Company issued 345,444 warrants to Westminster Securities as a placement fee for placing 364,004 units of the above financing. The exercise price of the warrants is $0.75 per share of common stock and the warrants have a five-year term.

On July 21, 2005, the Company granted options to purchase 275,000 shares of stock to employees. On November 8, 2005, the Company granted options to purchase an additional 275,000 shares of stock to employees. The options have a four-year vesting period and were granted at exercise prices equal to the fair value of the Company’s common stock on those dates.

On December 29, 2005 the Company received a $12,000 deposit from an investor in a potential private placement that was canceled. The $12,000 was returned to the investor in January 2006.

On July 15, 2005, the Company issued 345,444 warrants to Westminster Securities as a placement fee for placing 364,004 units of the above financing. The exercise price of the warrants is $0.75 per share of common stock and the warrants have a five-year term.

On February 22, 2006, two holders of Series A Preferred Stock of Simtrol, Inc. (the “Company”) elected to convert an aggregate of 65,334 shares of Series A Preferred Stock to common stock of the Company, pursuant to the conversion terms of the Series A Preferred Stock. On February 22, 2006, the Company issued an aggregate of 261,336 shares of its common stock to the two stockholders upon the surrender of their Series A Preferred Stock for conversion.

On June 26, 2006, the non-employee directors of Simtrol approved an amendment to the Company’s 2002 Stock Option Plan to increase the authorized common stock available for the Plan to 2,500,000 shares from the previously authorized amount of 1,250,000.

In June 2006, the Company granted the non-employee directors options to purchase 1,340,000 shares of stock. Two directors of the Company exercised stock options to purchase 625,000 shares of common stock for total proceeds to the Company of $250,000.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

On August 24, 2006, the Company granted options to purchase 135,000 shares of stock to employees. The options have a four-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

On November 22, 2006, the Company granted options to purchase 25,000 shares of stock to a consultant. The options have a four-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

On November 17 and 21, 2006, the Company granted options to purchase a total of 50,000 shares of stock to employees. The options have a four-year vesting period and were granted at exercise prices equal to the fair value of the Company’s common stock on the grant dates.

On November 28, 2006, the Company signed an agreement to acquire the remaining fifty percent (50%) membership interest in JDS from Integrated Digital Systems, LLX (“IDS”). Following the acquisition the Company owned 100% of JDS.

On November 28, 2006, the Company issued 200,000 shares of restricted common stock to IDS as partial consideration for purchasing the membership interest. See Note 11.

NOTE 7 - Stock Warrants

The Company has stock purchase warrants for 4,897,737 shares of common stock outstanding at December 31, 2006. A roll forward of the warrant totals for 2006 and 2005 is as follows:

	2006	2005
Warrants outstanding at beginning of year	4,937,880	2,792,436
Granted	-	2,145,444
Exercised	-	-
Terminated	(40,143)	-
Warrants outstanding at December 31	4,897,737	4,937,880

The range of exercise prices of the warrants was $0.75 to $7.50 and the weighted average exercise price was approximately $1.49 at December 31, 2006. The range of exercise prices of the warrants was $0.75 to $7.50 and the weighted average exercise price was approximately $1.49 at December 31, 2005.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE 8- Major Customers

Revenue from one customer of $78,000 comprised approximately 35% of our consolidated revenues for 2006. At December 31, 2006, related accounts receivable from this customer comprised 46% of consolidated receivables.

Revenue from one customer totaled $57,571, or approximately 46% of consolidated revenues for 2005.

Management believes that concentration of credit risk with respect to trade receivables is minimal due to the composition of the customer base. The end users for the company’s products are primarily large national and multinational companies and agencies of the U.S. government. Allowances are maintained for potential credit losses, and such losses have been within management's expectations.

NOTE 9 - Operating Leases

The Company leases office space and equipment under noncancellable operating leases expiring at various dates through 2007.

The future minimum lease payments required under operating leases are $41,359 as of December 31, 2006.

Rent expense for the years ended December 31, 2006 and 2005 was $40,716 and $46,822, respectively.

NOTE 10- Litigation

The Company is not currently involved in any legal proceedings nor was it involved in any legal proceedings during 2006.

NOTE 11 - Acquisition of Justice Digital Solutions LLC

On February 15, 2006 Simtrol formed a joint venture with Integrated Digital Systems, LLC (“IDS”), an integrator based in Livonia, Michigan to develop and sell a judicial arraignment software solution based on the success of a deployment in Oakland County, Michigan. The new joint venture, Justice Digital Solutions L.L.C., a Michigan limited liability company ("JDS"), is headquartered in Sterling Heights, Michigan, with its development staff and testing center located in Norcross, Georgia.

IDS contributed to JDS all of IDS’ interest in a software license agreement between IDS and the County of Oakland, Michigan Constitutional Corporation, including the exclusive worldwide rights to copy, modify, market, distribute, and sublicense the software developed pursuant to the software license agreement (the “OakVideo Software”). The license agreement requires the licensee to pay a royalty equal to five percent of all software revenues for products based on the OakVideo Software for the period of the license agreement (initially 10 years from date of licensing agreement on October 28, 2005). Simtrol contributed to JDS a non-exclusive, worldwide, royalty-free license to integrate, copy, modify, market, distribute and sublicense Simtrol’s ONGOER and OnGuard software for use with and into the OakVideo Software, and Simtrol transferred to JDS any and all exclusive worldwide rights to copy, modify, market, distribute, and sublicense certain digital court recording software under development by Simtrol. JDS initially launched a judicial arraignment solution based on the integration of Simtrol’s products with the OakVideo Software in 2006.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

On November 28, 2006, the Company signed an agreement to acquire an additional fifty percent (50%) membership interest in JDS from IDS. Following the acquisition the Company owned 100% of JDS.

As consideration for the transfer of the membership interest in JDS from IDS to the Company, the Company will issue Five Hundred Thousand (500,000) restricted shares of its common stock to IDS according to the following installment schedule:

•    Two Hundred Thousand (200,000) restricted common shares of the Company's capital stock to IDS on November 28, 2006;

•    One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2007;

•    One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2008; and

•    One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2009.

In addition, JDS will pay IDS five percent (5%) of the gross revenues of JDS, from whatever source derived, during calendar years 2007 and 2008, and two and one-half percent (2.5%) of the gross revenues of JDS during calendar year 2009.

NOTE 12 - Intangibles

In conjunction with the purchase of the IDS interest in JDS (see Note 11), the Company recorded an intangible asset of $130,000 on November 28, 2006, representing the fair value of 500,000 shares of common stock paid and payable to IDS, to reflect the value of the license to use the OakVideo Software. This amount will be amortized over the estimated remaining life of the license agreement for JDS’ use of the OakVideo software (through October 2015-see Note 2).

The Company also recorded a customer list of $40,000 in conjunction with the purchase of the IDS interest in JDS. The $40,000 will be amortized on a straight-line basis through December 31, 2007.

NOTE 13 - Subsequent Events

On January 28, 2007, the Compensation Committee of the Board of Directors (the "Committee") of the Company approved an amendment to the Company's 2002 Stock Option Plan (the "Plan") to increase the number of shares of common stock authorized for issuance under the Plan to 4,000,000 shares from the previously authorized amount of 2,500,000 shares.

The Company's Plan permits the grant of options to its employees, directors and consultants for up to 4,000,000 shares of the Company's common stock. Option awards under the Plan are granted with an exercise price equal to or above the market price of the Company's common stock on the date of the grant, in accordance with the terms of the Plan.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

The options granted under the Plan generally have five-year contractual terms for directors and ten-year contractual terms for employees. The options granted under the Plan generally vest immediately for directors and over a four-year period for employees.

On January 31, 2007, the Company granted options to purchase 1,400,000 shares of stock to employees. The options have a three-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

On January 31, 2007, the Company issued 480,000 shares of its restricted common stock to Triton Business Development Services (“Triton”), an Atlanta-bases provider of critical business planning, resource, and development services in conjunction with an agreement dated October 18, 2006.

On February 1, 2007, the Company signed an advisory services agreement (the "Agreement") with Triton, an Atlanta-based provider of critical business planning, resource and development services.

As a part of the Agreement, Triton will provide the Company with financial and strategic planning services that include capital formation, structure and funding strategies, investor relations consultation, human resources assessment and development, and an organizational review of the Company’s processes, practices, and procedures. The term of the Agreement is 24 months.

Triton’s compensation will consist of cash and restricted shares of the Company's common stock over the term of the Agreement. A monthly cash retainer of $10,000 will be paid by the Company. Additionally, 640,000 restricted shares of the Company's common stock will be deposited to a restricted account. The 640,000 restricted shares of the Company's common stock will earned ratably over the 24-month term of the Agreement by Triton. On January 31, 2007, February 28, 2007, and March 31, 2007, the Company issued 11,200, 26,700, and 26,700 restricted shares of common stock pursuant to the Agreement.

The offer and sale of the shares issued in connection with the Agreement were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Rule 506 and Section 4(2) of the Act. In connection with the sales, the Company did not conduct any general solicitation or advertising, and the Company complied with the requirements of Regulation D relating to the restrictions on the transferability of the shares issued.

On January 30, 2007, the Company received a notice of effectiveness from the State of Delaware regarding the Certificate of Amendment of Certificate of Incorporation of the Company (the "Amendment"), which modified the rights of the holders of the Company's Series A Convertible Preferred Stock. The Amendment provides for, among other things: (i) each holder of the Company's Series A Convertible Preferred Stock to receive one additional share of Series A Convertible Preferred Stock for each share owned; (ii) the addition of an 8% face value noncumulative coupon, payable semi-annually in cash or common stock of the Company; (iii) pre-emptive rights for holders of the Company's Series A Convertible Preferred Stock; (iv) the addition of a redemption feature whereby the Series A Convertible Preferred Stock is callable at $3.75 per share at the option of the Company; (v) the addition of a mandatory conversion feature whereby the Series A Convertible Preferred Stock is automatically converted to common stock of the Company in the event that the bid price of the Company's common stock closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Company's common stock is equal to or greater than $150,000; and (vi) the amendment of the provision requiring unanimous approval for an increase in the number of shares designated as Series A Convertible Preferred Stock to require a majority approval for an increase in the number of shares designated as Series A Convertible Preferred Stock. The Amendment also eliminated the working capital test that previously occurred at quarter end per the previous Series A Convertible Preferred Stock terms and increased the authorized number of Series A Convertible Preferred shares from the previous 450,000 to 770,000.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

In accordance with the receipt of a notice of effectiveness from the State of Delaware regarding the Certificate of Amendment of Certificate of Incorporation of the Company, which modified the rights of the holders of the Company's Series A Convertible Preferred Stock, the Company issued 384,666 shares of Series A Convertible Preferred stock on January 31, 2007 to the existing Series A Convertible Preferred stockholders. Each shareholder also received warrants to purchase two shares of common stock for each share of Series A Convertible Preferred Stock issued on January 31, 2007, for a total of 769,332 shares with an exercise price of $0.375/share.

In February 2007, JDS paid IDS $40,000 it received from an existing customer per the terms of the acquisition of IDS’ interest in JDS.

During the first quarter of 2007, three individuals, including one member of the Board of Directors of the Company, loaned the Company a total of $317,500. The funds were utilized for working capital purposes of the Company. The loans were due on demand and interest is payable at a rate of 12 percent per annum on the date of repayment. The loans were uncollateralized.

On February 20, 2007, the Certificate of Designation establishing the terms of a Series B Preferred Stock was filed. Certain terms of the Series B Preferred Stock are as follows:

•    The Series B Preferred Stock stated value is $750.00 and each share converts to 2,000 shares of common stock. Holder may convert the Series B Preferred Stock into common stock at the conversion price of $0.375 at any time and without limitation; and

•    Without approval of a majority of the Series B Preferred Stock Holders, the Company shall not incur debt (other than debt collateralized by accounts receivable of the Company) in excess of an aggregate of $1.5 million outside of trade debt in the normal course of business. The terms of such debt shall not encumber any copyrights, marketing materials, software code or any other proprietary technology, software or product processes, patents or patent licenses; and

•    The Series B Preferred Stock will pay a 12% (based on Stated value) noncumulative coupon, payable semi-annually (June 30, December 31) in cash or common stock (common stock value deemed $0.375 for purpose of dividend payment if closing price of common stock on payment date is less than $0.375).

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

•    If the Company has a current registration statement on file covering those common shares represented by Series B Preferred Stock and the Company’s Common Stock bid price closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Common Stock is equal to or greater than $150,000, then Series B Preferred Stock will automatically convert to common at $0.375 per common share.

•    Series B Preferred Stock Holders receive pre-emptive right to participate in subsequent equity rounds at the same pro rata percentage of ownership they currently own in Company on an as-converted basis today.

•    Series B Preferred Stock callable at $1,875/share at option of Company.

•    A total of 4,700 shares of Series B Preferred Stock were designated.

On March 16, 2007, the Company completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms.

Three note holders, including one member of the Board of Directors, exchanged all outstanding interest and principal due from the Company (totaling $710,210) under their notes payable for units in the private placement. In conjunction with the exchange, the Company issued the holders additional warrants to purchase an aggregate of 710,210 shares of the Company’s common stock at an exercise price of $0.375 per share. The warrants have five-year terms.

The Company intends to file a resale registration statement on Form SB-2 to register the common stock underlying the Series B Convertible Preferred Stock, the warrants issued in conjunction with the exchange of the notes payable, and the warrants in the private placement.

On March 16, 2007, one stockholder converted 8,000 shares of the Company’s Series A Convertible Preferred Stock to 32,000 shares of the Company’s common stock.

On March 21, 2007, one warrant holder exercised warrants allowing the purchase of 130,668 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holder 87,685 share of its restricted common stock on that date.

On March 30, 2007, two warrant holders exercised warrants allowing the purchase of 128,000 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreements, the Company issued the holders 104,960 share of its restricted common stock on that date.

On March 31, 2007, we issued 1,937 shares of common stock to Board Members as compensation in lieu of cash fees for attendance at board meetings during the three months ended March 31, 2007. These amounts were recorded at the fair value of the Company’s common stock on that date.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

On April 2, 2007, one warrant holder exercised warrants allowing the purchase of 32,000 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holder 25,782 shares of its restricted common stock on that date.

On April 9, 2007, two shareholders converted 8,334 shares of the Company’s Series A Convertible Preferred Stock to 33,336 shares of the Company’s common stock.

On April 10, 2007, the Company granted options to purchase 75,000 shares of stock to one employee. The options have a three-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Our certificate of incorporation provides that in actions other than in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges, expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding if such director or officer acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the company. With respect to actions by or in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of any action or suit if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper. The indemnification provisions contained in our certificate of incorporation are substantially coextensive with the provisions of Section 145 of the Delaware General Corporation Law, which sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

(1) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or

(4) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation limits the liability of a director as permitted by Section 102(b)(7) of the Delaware General Corporation Law. Our certificate of incorporation provides that we shall, to the fullest extent permitted by the Delaware General Corporation Law, indemnify all persons whom we may indemnify under Delaware law. Our certificate of incorporation further provides that:

•	we are required to indemnify our directors and officers, subject to very limited exceptions;

•	we may indemnify other persons, subject to very limited exceptions; and

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding subject to very limited exceptions.

The indemnification provisions in our certificate of incorporation may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Item 25. Other Expenses Of Issuance And Distribution

Set forth below are estimates of the fees and expenses payable by the Company in connection with this registration of the common stock. The selling security holders will pay none of the expenses listed below.

Description of Fee or Expense	Total
SEC Registration Fee	$
Blue Sky Qualification Fees and Expenses	$
Legal Fees and Expenses		$10,000
Accounting Fees and Expenses		$15,000
Transfer Agent Fees	$
Printing, Materials and Postage	$
Miscellaneous Expenses	$
Total		$25,000

Item 26. Recent Sales of Unregistered Securities

On March 30, 2007 two warrant holders exercised warrants for 186,736 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holders 147,832 share of its restricted common stock on that date.

On April 26, 2007 one warrant holder exercised warrants for 75,668 shares of the Company’s common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holder 59,904 share of its restricted common stock on that date.

On April 24, 2007 one warrant holder exercised warrants for 32,000 shares of the Company’s common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holder 25,617 share of its restricted common stock on that date.

On April 17, 2007, one shareholder converted 8,334 shares of the Company’s Series A Convertible Preferred Stock to 33,336 restricted shares of the Company’s common stock.

On April 17, 2007, three warrant holders exercised warrants for 198,668 shares of the Company’s common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holders 158,613 share of its restricted common stock on that date.

On April 9, 2007, two shareholders converted 8,334 shares of the Company’s Series A Convertible Preferred Stock to 33,336 restricted shares of the Company’s common stock.

On March 30, 2007 two warrant holders exercised warrants for 128,000 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holders 104,960 share of its restricted common stock on that date.

On March 21, 2007 one warrant holder exercised warrants for 130,668 shares of the Company’s common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holder 87,685 share of its restricted common stock on that date.

On March 16, 2007, one shareholder converted 8,000 shares of the Company’s Series A Convertible Preferred Stock to 32,000 restricted shares of the Company’s common stock.

On March 16, 2007, the Company completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms.

Three noteholders, including one member of the Board of Directors, exchanged all outstanding interest and principal due from the Company (totaling $710,210) under their notes payable for units in the private placement. In conjunction with the exchange, the Company issued the holders additional warrants to purchase an aggregate of 710,210 shares of the Company’s common stock at an exercise price of $0.375 per share. The warrants have five-year terms.

In March 2007, the Company issued 1,937 shares of stock valued at $3,700 to board members for board meeting attendance.

On February 1, 2007, the Company signed an advisory services agreement (the "Agreement") with Triton Business Development Services (“Triton”), an Atlanta-based provider of critical business planning, resource and development services. As a part of the Agreement, Triton will provide the Company with financial and strategic planning services that include capital formation, structure and funding strategies, investor relations consultation, human resources assessment and development, and an organizational review of the Company’s processes, practices, and procedures. The term of the Agreement is 24 months.

Triton’s compensation will consist of cash and restricted shares of the Company's common stock over the term of the Agreement. A monthly cash retainer of $10,000 will be paid by the Company. Additionally, 640,000 restricted shares of the Company's common stock will be deposited to a restricted account. The 640,000 restricted shares of the Company's common stock will earned ratably over the 24-month term of the Agreement by Triton. On January 31, 2007, February 28, 2007, March 31, 2007, and April 30, 2007 the Company issued 11,200, 26,700, and 26,700 restricted shares of common stock pursuant to the Agreement. The monthly share amounts paid to Triton were estimated to equal services received of $10,000 (share value of $0.375 per share).

The Company issued 384,666 shares of Series A Convertible Preferred stock on January 31, 2007 to the existing Series A Convertible Preferred stockholders. Each shareholder also received warrants to purchase two shares of common stock for each share of Series A Convertible Preferred Stock issued on January 31, 2007, for a total of 769,332 shares with an exercise price of $0.375/share.

On January 31, 2007, the Company issued 480,000 shares of its restricted common stock to Triton in conjunction with an agreement dated October 18, 2006.

In December 2006, the Company issued 14,193 shares of restricted common stock valued at $4,400 to board members for board meeting attendance.

In September 2006, the Company issued 35,999 shares of restricted common stock valued at $10,800 to board members for board meeting attendance.

In June 2006, the Company issued 22,502 shares of restricted common stock valued at $10,800 to board members for board meeting attendance.

In March 2006, the Company issued 15,290 shares of restricted common stock valued at $10,100 to board members for board meeting attendance.

On February 22, 2006, two holders of Series A Preferred Stock elected to convert an aggregate of 65,334 shares of Series A Preferred Stock to common stock of the Company, pursuant to the conversion terms of the Series A Preferred Stock. On February 22, 2006, the Company issued an aggregate of 261,336 shares of its common stock to the two stockholders upon the surrender of their Series A Preferred Stock for conversion.

In December 2005, the Company issued 10,616 shares of restricted common stock valued at $6,900 to board members for board meeting attendance.

During the quarter ended September 30, 2005, the Company issued 85,996 shares of its Series A Convertible Preferred Stock for gross proceeds of $257,988 (each Series A Convertible Preferred shares may be converted into four shares of common stock), in a private placement to one accredited investor. The Company also issued warrants to purchase a total of 171,992 shares of common stock to these investors, with an exercise price of the warrants of $1.00 per share, and warrants to purchase a total of 171,992 shares of common stock at an exercise price of $1.25 per share. All net proceeds were used to fund working capital requirements.

In September 2005, we issued 11,905 shares of stock valued at $7,500 to board members for board meeting attendance.

During the quarter ended June 30, 2005, the Comany issued 364,004 shares of our Series A Convertible Preferred Stock for gross proceeds of $1,092,000 (each Series A Convertible Preferred shares may be converted into four shares of common stock), in a private placement to a limited number of accredited investors. The Company also issued warrants to purchase a total of 728,008 shares of common stock to these investors, with an exercise price of the warrants of $1.00 per share, and warrants to purchase a total of 728,008 shares of common stock at an exercise price of $1.25 per share. In conjunction with the sale, we issued warrants to Westminster Securities to purchase 345,444 shares of our common stock at a purchase price of $0.75, as a placement fee. All net proceeds were used to fund working capital requirements.

In January 2005, the Company issued 10,000 shares of common stock in exchange for investor relations services provided to it by an investor relations consultant, valued at $7,900.

In June 2005, the Company issued 10,249 shares of stock valued at $12,300 to board members for board meeting attendance.

During the quarter ended September 30, 2004, the Company issued the following unregistered securities:

•    Convertible notes with a principal balance of $400,000 and all applicable accrued interest were converted into 192,283 shares of common stock. In addition, warrants for purchase of 384,566 shares of common stock were issued to the note holders upon conversion.

•    Private placement of 156,250 shares of common stock for gross proceeds of $312,500 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 156,250 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $50,000. In addition, warrants for purchase of 37,500 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

•    Private placement of 68,750 shares of common stock for gross proceeds of $137,500 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 68,750 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $18,000. In addition, warrants for purchase of 16,500 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

•    Private placement of 62,500 shares of common stock for gross proceeds of $125,000 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 62,500 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $20,000. In addition, warrants for purchase of 15,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

During the quarter ended June 30, 2004, the Company issued the following unregistered securities:

•    Convertible notes with a principal balance of $525,000 were converted into 271,409 shares of common stock.

•    Private placement of 625,000 shares of common stock for gross proceeds of $1,250,000 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 625,000 shares of common stock with an exercise price of $2.00 per share. In addition, warrants for purchase of 150,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

The offer and sale of the shares were exempt from the registration requirements of the Securities Act of 1933 (the “Act”) pursuant to Rule 506 and Section 4(2) of the Act. In connection with the sales, we did not conduct any general solicitation or advertising, and we complied with the requirements of Regulation D relating to the restrictions on the transferability of the shares issued. The purchasers represented their intention to acquire the securities for investment purposes only and not with a view to the distribution thereof, and either received adequate information about the Company or had access to such information through employment or other relationships.

Item 27. Exhibits

The following exhibits are filed with or incorporated by reference into this report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) the Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-18 (File No. 33-27040-D) (referred to as “S-18 No. 1”), (ii) Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-18 (File No. 33-27040-D) (referred to as “S-18 No. 2”), (iii) the Company's Registration Statement Form S-1 (File No. 33-85754) (referred to as “S-1”); (iv) the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (referred to as “1993 10-K”); (v) the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (referred to as “1994 10-K”); (vi) the Company’s Annual Report on Form 10-K for the year ended December 31, 1998, as amended (referred to as “1998 10-K/A”), (vii) the Company's Form S-8 Registration Statement (File No. 333-18239), (referred to as “Warrant Plan S-8”), (viii) the Company's Form S-8 Registration Statement (File No. 333-18237), (referred to as “Option Plan S-8”), (ix) the Company's Registration Statement on Form S-3 amended January 31, 1999 (“1999 S-3”), (x) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (referred to as “2001 10-Q”), and (xi) the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 (referred to as “2006 10-KSB”).

Exhibit No.	Description of Exhibit (SEC Commission File number 001-10927)

*3.1	Certificate of Incorporation as amended through March 8, 2007 ( 2006 10-KSB)

*3.2	Amended Bylaws of the Company as presently in use (S-18 No. 1, Exhibit 3.2)

3.3	Specimen Common Stock Certificate

4.1	The Certificate of Incorporation of the Registrant, as amended through March 8, 2007 (filed herewith as Exhibit 3.1)

4.2	The Amended Bylaws of the Company as presently in use (filed herewith as Exhibit 3.2)

5.1	Opinion of Smith, Gambrell & Russell, LLP

*10.3	1991 Stock Option Plan (S-18 No. 2, Exhibit 10.1(a))

*10.3.1	Amendment No. 1 to 1991 Stock Option Plan (1993 10-K)

*10.3.2	Amendment No. 2 to 1991 Stock Option Plan (S-1)

*10.3.3	Amendment No. 3 to 1991 Stock Option Plan (S-1)

*10.3.4	Amendment No. 4 to 1991 Stock Option Plan (Option Plan S-8, Exhibit 4.5)

*10.3.5	Amendment No. 5 to 1991 Stock Option Plan (1998 10-K/A, Exhibit 10.3.5)

*10.4	1995 Performance Warrant Plan (Warrant Plan S-8, Exhibit 4.1)

*10.5	1994 Employee Stock Purchase Plan (1994 10-K)

*10.6	License Agreement between ACIS, Inc. and the Company dated September 9, 1999 (1999 S-3)

*10.7	First Amendment and Modification of ACIS, Inc. warrant agreement dated September 7, 2001 (2001 10-Q, Exhibit 10.2)

*10.8	ACIS Technology License Agreement between ACIS, Inc. and the Company dated September 27, 2001 (2001 10-Q, Exhibit 10.1)

*10.9	Triton Business Development Services Engagement Agreement dated January 31, 2007 ( 2006 10-KSB)

10.10	Subscription Agreement dated February 20, 2007 for Series B Convertible Preferred Stock

21.1	Subsidiaries of the Company

23.1	Consent of Marcum & Kliegman LLP

23.2	Consent of Smith, Gambrell & Russell LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

* Previously filed

Item 28. Undertakings

(a)  Rule 415 Offering

The undersigned Registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; (iii) to include any additional or changed material information on the plan of distribution; (2) That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering; and (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.    Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

ii.    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv.    Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant, SIMTROL, INC., certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned in the City of Norcross, State of Georgia, on May 14, 2007.

SIMTROL, INC.

By:	/s/ Richard W. Egan
Richard W. Egan, Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen N. Samp and Richard W. Egan his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution. For him and in his name, place and stead, in any and all capacities, to sign or all amendments to this registration statement, including post-effective amendments, as well as any related registration statement (or amendments thereto) filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Larry M. Carr	Chairman of the Board	May 14, 2007
Larry M. Carr

/s/ Richard W. Egan	Chief Executive Officer and	May 14, 2007
Richard W. Egan	Director

/s/ Stephen N. Samp	Chief Financial Officer	May 14, 2007
Stephen N. Samp	(Principal Financial and
Accounting Officer)

/s/ Dallas S. Clement	Director	May 14, 2007
Dallas S. Clement

/s/ Julia B. North	Director	May 14, 2007
Julia B. North

/s/ Adam D. Senter	Director	May 14, 2007
Adam D. Senter

/s/ Thomas J. Stallings	Director	May 14, 2007
Thomas J. Stallings

/s/ Edward S. Redstone	Director	May 14, 2007
Edward S. Redstone